FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For August 30, 2010

Commission File Number: 001-09266

National Westminster Bank PLC

135 Bishopsgate
London EC2M 3UR
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

The following information was issued as a Company announcement in London, England and is furnished pursuant to General Instruction B to the General Instructions to Form 6-K:

National Westminster Bank Plc

Results for the half year ended 30 June 2010

National Westminster Bank Plc (‘NatWest’) is a wholly-owned subsidiary of The Royal Bank of Scotland plc (the ‘parent company’, the ‘Royal Bank’, ‘RBS plc’ or ‘RBS’) and its ultimate parent company is The Royal Bank of Scotland Group plc (the ‘ultimate parent company’ or ‘RBSG’). The ‘Group’ comprises NatWest and its subsidiary and associated undertakings. ‘RBS Group’ comprises the ultimate parent company and its subsidiary and associated undertakings.

Financial review

Operating loss

Operating loss before tax was £1,221 million compared with a profit before tax of £241 million in the first half of 2009. The results have been adversely affected by lower income from trading activities and a significant increase in impairment losses, primarily reflecting the challenging economic conditions in the island of Ireland.

Total income

Total income was down 18% to £3,671 million.

Net interest income increased by 1% to £1,618 million primarily reflecting improved asset margins offsetting continued pressure on liability margins.

Non-interest income decreased to £2,053 million from £2,887 million in the first half of 2009. The favourable trading conditions experienced during the first half of 2009 were not repeated in the first half of 2010.

In May 2010, the Group concluded a series of exchange and tender offers for a number of subordinated debt securities which resulted in a gain of £145 million recognised in income. This gain was £236 million lower than that realised from a similar offer in April 2009.

Other operating income increased to £245 million from £118 million in the first half of 2009 largely reflecting movements in the fair value of own debt.

Operating expenses

Operating expenses decreased to £2,436 million from £2,522 million in the first half of 2009 benefiting from the Group’s cost reduction programme.

Cost:income ratio

The Group’s cost:income ratio was 66.4% compared with 56.1% in the first half of 2009. Excluding the gain on redemption of own debt the cost:income ratio was 69.1% compared with 61.3% in the first half of 2009.

Impairment losses

Impairment losses were £2,456 million compared with £1,729 million in the first half of 2009. The rise in impairments in the Core business of £151 million was driven by a significant increase in Ulster Bank where economic conditions remain challenging with a continued downward pressure on asset values and a resultant impact on the credit quality of customers.

Non-Core impairment losses increased, primarily reflecting higher provisions taken as a result of the continued decline in the UK and Irish commercial property sectors.

Capital and capital ratios

Capital ratios at 30 June 2010 were 9.4% (Core Tier 1), 10.7% (Tier 1) and 13.3% (Total).

Condensed consolidated income statement

for the half year ended 30 June 2010 (unaudited)

			Full year
	First half	First half	2009
	2010	2009	(audited)
	£m	£m	£m
Interest receivable	3,007	3,345	6,451
Interest payable	(1,389)	(1,740)	(3,254)
Net interest income	1,618	1,605	3,197
Fees and commissions receivable	1,988	2,005	4,079
Fees and commissions payable	(632)	(586)	(1,241)
Income from trading activities	307	969	1,454
Gain on redemption of own debt	145	381	381
Other operating income	245	118	1,404
Non-interest income	2,053	2,887	6,077
Total income	3,671	4,492	9,274
Operating expenses	(2,436)	(2,522)	(4,006)
Profit before impairment losses	1,235	1,970	5,268
Impairment losses	(2,456)	(1,729)	(4,139)
Operating (loss)/profit before tax	(1,221)	241	1,129
Tax (charge)/credit	(31)	(40)	5
(Loss)/profit attributable to ordinary shareholders	(1,252)	201	1,134

Condensed consolidated statement of comprehensive income

for the half year ended 30 June 2010 (unaudited)

			Full year
	First half	First half	2009
	2010	2009	(audited)
	£m	£m	£m
(Loss)/profit for the period	(1,252)	201	1,134
Other comprehensive income:
Available-for-sale financial assets	(11)	13	43
Cash flow hedges	(5)	(22)	(42)
Currency translation	108	(615)	(795)
Tax on other comprehensive income	3	3	(2)
Other comprehensive income/(loss) for the period, net of tax	95	(621)	(796)
Total comprehensive (loss)/income for the period	(1,157)	(420)	338
Attributable to:
Minority interests	(40)	(62)	(41)
Ordinary shareholders	(1,117)	(358)	379
	(1,157)	(420)	338

Condensed consolidated balance sheet

at 30 June 2010 (unaudited)

		31 December
	30 June	2009
	2010	(audited)
	£m	£m
Assets
Cash and balances at central banks	1,307	1,805
Loans and advances to banks	153,386	133,230
Loans and advances to customers	165,376	164,403
Debt securities	33,864	34,789
Equity shares	979	966
Settlement balances	6,219	4,573
Derivatives	4,175	4,470
Intangible assets	694	748
Property, plant and equipment	3,115	3,300
Deferred taxation	569	568
Prepayments, accrued income and other assets	1,901	1,876
Assets of disposal groups	812	—
Total assets	372,397	350,728

Liabilities
Deposits by banks	66,539	61,433
Customer accounts	244,929	227,463
Debt securities in issue	9,501	11,470
Settlement balances and short positions	18,198	16,944
Derivatives	3,902	4,314
Accruals, deferred income and other liabilities	3,852	3,827
Retirement benefit liabilities	460	512
Deferred taxation	255	285
Subordinated liabilities	7,771	8,999
Liabilities of disposal groups	913	—
Total liabilities	356,320	335,247

Equity
Minority interests	1,240	1,282
Shareholders’ equity
Called up share capital	1,678	1,678
Reserves	13,159	12,521
Total equity	16,077	15,481
Total liabilities and equity	372,397	350,728

Commentary on condensed consolidated balance sheet

Total assets of £372.4 billion at 30 June 2010 were up £21.7 billion, 6%, compared with 31 December 2009.

Loans and advances to banks increased by £20.2 billion, 15%, to £153.4 billion reflecting higher bank placings, up £20.6 billion, 16%, to £146.5 billion, offset in part by decreased reverse repurchase agreements and stock borrowing (‘reverse repos’), down £0.4 billion, 6% to £6.9 billion.

Loans and advances to customers were up £1.0 billion, 1%, at £165.4 billion. Within this, reverse repos increased by £5.3 billion, 54% to £15.3 billion. Excluding reverse repos, lending declined by £4.3 billion, 3% to £150.1 billion.

Settlement balances were up £1.6 billion, 36%, to £6.2 billion as a result of increased customer activity.

Assets and liabilities of disposal groups at 30 June 2010 arose from the inclusion of the Global Merchant Services business.

Deposits by banks increased by £5.1 billion, 8% to £66.5 billion reflecting increased repurchase agreements and stock lending (‘repos’), up £1.6 billion, 16%, to £12.2 billion and inter-bank deposits, up £3.5 billion, 7% to £54.3 billion.

Customer accounts were up £17.5 billion, 8%, to £244.9 billion.  Within this, repos increased £9.3 billion, 25% to £46.2 billion. Excluding repos, deposits increased by £8.2 billion, 4%, to £198.7 billion.

Subordinated liabilities decreased by £1.2 billion, 14% to £7.8 billion. This reflected the redemption of £0.6 billion undated loan capital under a liability management exercise concluded in May, together with the redemption of £0.5 billion dated loan capital and the effect of exchange rate movements and other adjustments of £0.1 billion.

Shareholders’ equity increased by £0.6 billion, 4%, to £14.8 billion. Capital contributions of £1.8 billion from the company’s parent together with exchange rate movements of £0.1 billion were offset in part by the attributable loss for the period of £1.3 billion.

Condensed consolidated statement of changes in equity

for the half year ended 30 June 2010 (unaudited)

			Full year
	First half	First half	2009
	2010	2009	(audited)
	£m	£m	£m
Called-up share capital
At beginning and end of period	1,678	1,678	1,678

Share premium account
At beginning of period	2,226	1,291	1,291
Ordinary shares issued during the period	—	256	935
Redemption of preference shares classified as debt	(1)	—	—
At end of period	2,225	1,547	2,226

Available-for-sale reserve
At beginning of period	16	(18)	(18)
Unrealised (losses)/gains in the period	(12)	(7)	78
Realised losses/(gains) in the period	1	20	(35)
Taxation	2	—	(9)
At end of period	7	(5)	16

Cash flow hedging reserve
At beginning of period	(5)	30	30
Amount recognised in equity during the period	(1)	(15)	(5)
Amount transferred from equity to earnings in the period	(4)	(7)	(37)
Taxation	1	3	7
At end of period	(9)	11	(5)

Foreign exchange reserve
At beginning of period	1,146	1,900	1,900
Retranslation of net assets	170	(553)	(805)
Foreign currency (losses)/gains on hedges of net assets	(22)	—	51
At end of period	1,294	1,347	1,146

Capital redemption reserve
At beginning of period	614	614	614
Redemption of preference shares classified as debt	33	—	—
At end of period	647	614	614

Retained earnings
At beginning of period	8,524	6,640	6,640
(Loss)/profit attributable to ordinary shareholders	(1,252)	201	1,134
Share Based Payments
- gross	—	—	—
- taxation	5	—	—
Redemption of preference shares classified as debt	(32)	—	—
Capital contribution	1,750	—	750
At end of period	8,995	6,841	8,524
Shareholders’ equity at end of period	14,837	12,033	14,199

Condensed consolidated statement of changes in equity

for the half year ended 30 June 2010 (unaudited) (continued)

			Full year
	First half	First half	2009
	2010	2009	(audited)
	£m	£m	£m
Minority interests
At beginning of period	1,282	1,323	1,323
Currency translation adjustments and other movements	(40)	(62)	(41)
Dividends paid	(2)	—	—
At end of period	1,240	1,261	1,282
Total equity at end of period	16,077	13,294	15,481

Total comprehensive (loss)/income recognised in the statement of changes in equity is attributable as follows:
Minority interests	(40)	(62)	(41)
Ordinary shareholders	(1,117)	(358)	379
	(1,157)	(420)	338

Condensed consolidated cash flow statement

for the half year ended 30 June 2010 (unaudited)

			Full year
	First half	First half	2009
	2010	2009	(audited)
	£m	£m	£m
Operating activities
Operating (loss)/profit before tax	(1,221)	241	1,129
Adjustments for non-cash items	(559)	4,059	4,952
Net cash (outflow)/inflow from trading activities	(1,780)	4,300	6,081
Changes in operating assets and liabilities	19,195	42,406	58,112
Net cash inflow from operating activities before tax	17,415	46,706	64,193
Income taxes paid	(135)	(252)	(1,092)
Net cash flows from operating activities	17,280	46,454	63,101

Net cash flows from investing activities	183	528	(1,545)

Net cash flows from financing activities	576	(575)	899

Effects of exchange rate changes on cash and cash equivalents	2,109	(3,631)	(3,010)
Net increase in cash and cash equivalents	20,148	42,776	59,445
Cash and cash equivalents at beginning of period	109,520	50,075	50,075
Cash and cash equivalents at end of period	129,668	92,851	109,520

Notes

1. Basis of preparation

The directors, having considered the Group’s business activities, financial position and the Interim Results of The Royal Bank of Scotland Group plc for the half year ended 30 June 2010, approved on 5 August 2010, and having made such enquiries as they considered appropriate, have prepared the financial statements on a going concern basis.

2. Accounting policies

The annual accounts of the Group are prepared in accordance with International Financial Reporting Standards issued by the International Accounting Standards Board (“IASB”) and interpretations issued by the International Financial Reporting Interpretations Committee of the IASB (together “IFRS”) as adopted by the European Union (“EU”). It also complies with IFRS as issued by the IASB. These interim financial statements have been prepared in accordance with IAS 34 ‘Interim Financial Reporting’.  Apart from adoption of IFRIC 17 and revised IFRS 3 (see below), there have been no significant changes to the Group’s principal accounting policies as set out on pages 53 to 60 of the 2009 Report and Accounts.

The Group has adopted the revised IFRS 3 ‘Business Combinations’ and related revisions to IAS 27 ‘Consolidated and Separate Financial Statements’ issued in January 2008 and also the International Financial Reporting Interpretations Committee’s (“IFRIC”) interpretation IFRIC 17 ‘Distributions of Non-Cash Assets to Owners’ and the IASB’s consequential amendments to IFRS 5 ‘Non-Current Assets Held for Sale and Discontinued Operations’ issued in December 2008. They apply to transactions on or after 1 January 2010 and have not resulted in the restatement of previously published financial information. There have been no material acquisitions in the period and no disposals have been affected.

There are a number of other changes to IFRS that were effective from 1 January 2010. They have had no material effect on the Group’s interim financial statements for the six months ended 30 June 2010: ‘April 2009 Annual Improvements to IFRS’ - making non-urgent but necessary amendments to standards, primarily to remove inconsistencies and to clarify wording; and IAS 39 ‘Financial Instruments: Recognition and Measurement’ - limited changes to IAS 39 issued in July 2008 clarified that (a) a one-sided risk can be designated as a hedged risk i.e. an option can be used to hedge a risk above or below a specified threshold and (b) inflation can be a hedged risk but only if the cash flows include a specified inflation portion.

Recent developments in IFRS

The IASB issued ‘Improvements to IFRSs’ in May 2010 implementing minor changes to IFRS: making non-urgent but necessary amendments to standards, primarily to remove inconsistencies and to clarify wording. The revisions are generally effective for annual periods beginning on or after 1 July 2010.

Notes (continued)

3. Loan impairment provisions

Operating (loss)/profit is stated after charging loan impairment losses of £2,454 million (full year 2009 - £4,115 million). The balance sheet loan impairment provisions increased in the half year ended 30 June 2010 from £5,674 million to £7,303 million, and the movements thereon were:

		Full year
	First half	2009
	2010	(audited)
	£m	£m
At beginning of period	5,674	2,926
Transfers to disposal groups	(3)	—
Currency translation and other adjustments	(223)	2
Amounts written-off	(473)	(1,171)
Recoveries of amounts previously written-off	29	48
Charged to the income statement	2,454	4,115
Unwind of discount	(155)	(246)
At end of period	7,303	5,674

The provision for impairment losses at 30 June 2010 includes £9 million (31 December 2009 - £9 million) relating to loans and advances to banks.

Impairment losses charged to the income statement comprise:

			Full year
	First half	First half	2009
	2010	2009	(audited)
	£m	£m	£m
Loan impairment losses	2,454	1,697	4,115
Impairment losses on securities	2	32	24
Impairment losses	2,456	1,729	4,139

4. Taxation

The actual tax charge/(credit) differs from the expected tax (credit)/charge computed by applying the standard UK corporation tax rate of 28% as follows:

			Full year
	First half	First half	2009
	2010	2009	(audited)
	£m	£m	£m
(Loss)/profit before tax	(1,221)	241	1,129
Expected tax (credit)/charge	(342)	67	316
Other non-deductible items	27	17	70
Non-taxable items:
- gain on redemption of own debt	(2)	(106)	(107)
- other	(1)	(2)	(203)
Taxable foreign exchange movements	(1)	—	(101)
Group relief at non-standard rates	(6)	(23)	(140)
Foreign profits taxed at other rates	228	86	266
Unutilised losses brought forward and carried forward	131	1	5
Adjustments in respect of prior periods	(3)	—	(111)
Actual tax charge/(credit)	31	40	(5)

Notes (continued)

5. Segmental analysis

There have been no significant changes in the Group’s divisions as set out on page 110 of the 2009 Report and Accounts. Total revenue, operating (loss)/profit before tax and total assets by division are shown in the tables below.

	First half 2010			First half 2009			Full year 2009
		Inter			Inter			Inter
	External	segment	Total	External	segment	Total	External	segment	Total
Total revenue	£m	£m	£m	£m	£m	£m	£m	£m	£m
UK Retail	1,067	6	1,073	1,232	5	1,237	2,396	10	2,406
UK Corporate	806	—	806	863	1	864	1,669	2	1,671
Wealth	566	15	581	529	33	562	1,014	63	1,077
Global Banking & Markets	964	115	1,079	1,125	188	1,313	1,936	292	2,228
Global Transaction Services	873	—	873	805	—	805	1,680	—	1,680
Ulster Bank	810	14	824	914	1	915	1,703	5	1,708
Central items	32	50	82	391	209	600	1,724	287	2,011
Core	5,118	200	5,318	5,859	437	6,296	12,122	659	12,781
Non-Core	382	(27)	355	578	139	717	1,266	679	1,945
	5,500	173	5,673	6,437	576	7,013	13,388	1,338	14,726
Elimination of intra-group transactions	—	(173)	(173)	—	(576)	(576)	—	(1,338)	(1,338)
	5,500	—	5,500	6,437	—	6,437	13,388	—	13,388
Reconciling items
Gain on redemption of own debt	145	—	145	381	—	381	381	—	381
Strategic disposals	47	—	47	—	—	—	—	—	—
	5,692	—	5,692	6,818	—	6,818	13,769	—	13,769

Notes (continued)

5. Segmental analysis (continued)

			Full year
	First half	First half	2009
	2010	2009	(audited)
	£m	£m	£m
Operating (loss)/profit before tax
UK Retail	61	7	(70)
UK Corporate	234	98	362
Wealth	114	120	208
Global Banking & Markets	357	238	425
Global Transaction Services	239	200	481
Ulster Bank	(251)	15	(280)
Central items	(873)	(88)	878
Core	(119)	590	2,004
Non-Core	(1,249)	(694)	(1,628)
	(1,368)	(104)	376
Reconciling items
Amortisation of purchased intangible assets	(6)	(3)	(12)
Integration and restructuring costs	(36)	(33)	(150)
Gain on redemption of own debt	145	381	381
Strategic disposals	47	—	—
Bonus tax	(3)	—	(10)
Gains on pensions curtailment	—	—	544
	(1,221)	241	1,129

		31 December
	30 June	2009
	2010	(audited)
	£m	£m
Total assets
UK Retail	19,781	19,932
UK Corporate	46,354	45,111
Wealth	34,152	31,993
Global Banking & Markets	168,222	143,163
Global Transaction Services	6,873	5,422
Ulster Bank	44,421	47,156
Central items	18,401	18,471
Core	338,204	311,248
Non-Core	34,193	39,480
	372,397	350,728

Notes (continued)

6. Dividends

RBS Group has undertaken that, unless otherwise agreed with the European Commission, neither the company nor any of its direct or indirect subsidiaries (other than companies in the RBS Holdings N.V. group, which are subject to different restrictions) will pay external investors any dividends or coupons on existing hybrid capital instruments (including preference shares, B shares and upper and lower tier 2 instruments) from 30 April 2010 and for a period of two years thereafter (“the Deferral period”), or exercise any call rights in relation to these capital instruments between 24 November 2009 and the end of the deferral period, unless there is a legal obligation to do so. Hybrid capital instruments issued after 24 November 2009 will generally not be subject to the restriction on dividend or coupon payments or call options.

7. Contingent liabilities and commitments

		31 December
	30 June	2009
	2010	(audited)
	£m	£m
Contingent liabilities
Guarantees and assets pledged as collateral security	2,589	2,494
Other contingent liabilities	2,024	2,241
	4,613	4,735
Commitments
Undrawn formal standby facilities, credit lines and other commitments to lend	53,594	57,199
Other commitments	453	397
	54,047	57,596

Additional contingent liabilities arise in the normal course of the Group’s business. It is not anticipated that any material loss will arise from these transactions.

Notes (continued)

8. Litigation

As a participant in the financial services industry, the RBS Group operates in a legal and regulatory environment that exposes it to potentially significant litigation risks. As a result, NatWest and other members of the RBS Group are involved in various disputes and legal proceedings in the United Kingdom, the United States and other jurisdictions, including litigation. Such cases are subject to many uncertainties, and their outcome is often difficult to predict, particularly in the earlier stages of a case.

Other than as set out in this note entitled “Litigation”, so far as the RBS Group is aware, neither NatWest nor any member of the RBS Group is or has been engaged in or has pending or threatened any governmental, legal or arbitration proceedings which may have or have had in the recent past (covering the 12 months immediately preceding the date of this document) a significant effect on the RBS Group’s financial position or profitability.

Unarranged overdraft charges

In common with other banks in the United Kingdom, RBS plc and NatWest have received claims and complaints from a large number of customers in the United Kingdom seeking refunds of unarranged overdraft charges (the “Charges”). The vast majority of these claims and complaints have challenged the Charges on the basis that they contravene the Unfair Terms in Consumer Contracts Regulations 1999 (the “Regulations”) or are unenforceable under the common law penalty doctrine (or both).

In July 2007, the Office of Fair Trading (“OFT”) issued proceedings in a test case in the English High Court against the banks which was intended to determine certain issues concerning the legal status and enforceability of contractual terms relating to the Charges. The test case concluded in November 2009 with a judgment of the Supreme Court in favour of the banks. The RBS Group expects substantially all of the customer claims and complaints it has received relating to the Charges to fail. The RBS Group cannot at this stage predict with any certainty the final outcome of all customer claims and complaints. It is unable reliably to estimate any liability that may arise as a result of or in connection with these matters or its effect on the RBS Group’s consolidated net assets, operating results or cash flows in any particular period.

Shareholder litigation

The ultimate parent company and a number of its subsidiaries and certain individual officers and directors have been named as defendants in a class action filed in the United States District Court for the Southern District of New York. The consolidated amended complaint alleges certain false and misleading statements and omissions in public filings and other communications during the period 1 March 2007 to 19 January 2009, and variously asserts claims under Sections 11, 12 and 15 of the Securities Act 1933, Sections 10 and 20 of the Securities Exchange Act 1934 and Rule 10b-5 thereunder.

Notes (continued)

8. Litigation (continued)

Shareholder litigation (continued)

The putative class is composed of (1) all persons who purchased or otherwise acquired RBS Group securities between 1 March 2007 and 19 January 2009; and/or (2) all persons who purchased or otherwise acquired RBSG Series Q, R, S, T and/or U non-cumulative dollar preference shares issued pursuant or traceable to the 8 April 2005 SEC registration statement and were damaged thereby. Plaintiffs seek unquantified damages on behalf of the putative class.

The RBS Group has also received notification of similar prospective claims in the United Kingdom and elsewhere but no court proceedings have been commenced in relation to these claims.

The RBS Group considers that it has substantial and credible legal and factual defences to these claims and will defend them vigorously. The RBS Group is unable reliably to estimate the liability, if any, that might arise or its effect on the RBS Group’s consolidated net assets, operating results or cash flows in any particular period.

Other securitisation and securities related litigation in the United States

The RBS Group companies have been named as defendants in a number of purported class actions and other lawsuits in the United States that relate to the securitisation and securities underwriting businesses. In general, the cases involve the issuance of mortgage backed securities, collateralised debt obligations, or public debt or equity where the plaintiffs have brought actions against the issuers and underwriters of such securities (including the RBS Group companies) claiming that certain disclosures made in connection with the relevant offerings of such securities were false or misleading with respect to alleged “sub-prime” mortgage exposure. The RBS Group considers that it has substantial and credible legal and factual defences to these claims and will continue to defend them vigorously. The RBS Group cannot at this stage reliably estimate the liability, if any, that may arise as a result of or in connection with these lawsuits, individually or in the aggregate, or their effect on the RBS Group’s consolidated net assets, operating results or cash flows in any particular period.

Summary of other disputes, legal proceedings and litigation

Members of the RBS Group are engaged in other litigation in the United Kingdom and a number of overseas jurisdictions, including the United States, involving claims by and against them arising in the ordinary course of business. The RBS Group has reviewed these other actual, threatened and known potential claims and proceedings and, after consulting with its legal advisers, does not expect that the outcome of these other claims and proceedings will have a material adverse effect on the RBS Group’s financial position or profitability in any particular period.

Notes (continued)

9. Investigations

The RBS Group’s businesses and financial condition can be affected by the fiscal or other policies and other actions of various governmental and regulatory authorities in the United Kingdom, the European Union, the United States and elsewhere. The RBS Group has engaged, and will continue to engage, in discussions with relevant regulators, including in the United Kingdom and the United States, on an ongoing and regular basis regarding operational, systems and control evaluations and issues and it is possible that any matters discussed or identified may result in investigatory or other action being taken by the regulators, increased costs being incurred by the RBS Group, remediation of systems and controls, public or private censure, restriction of the RBS Group’s business activities or fines. Any of these events or circumstances could have a material adverse impact on the RBS Group, its business, reputation, results of operations or the price of securities issued by it.

In particular there is continuing political and regulatory scrutiny of the operation of the retail banking and consumer credit industries in the United Kingdom and elsewhere. The nature and impact of future changes in policies and regulatory action are not predictable and are beyond the RBS Group’s control but could have an adverse impact on the RBS Group’s businesses and earnings.

Retail banking

In the European Union, regulatory actions included an inquiry into retail banking initiated on 13 June 2005 in all of the then 25 member states by the European Commission’s Directorate General for Competition. The inquiry examined retail banking in Europe generally. On 31 January 2007, the European Commission announced that barriers to competition in certain areas of retail banking, payment cards and payment systems in the European Union had been identified. The European Commission indicated that it will consider using its powers to address these barriers and will encourage national competition authorities to enforce European and national competition laws where appropriate.

Multilateral interchange fees

In 2007, the European Commission issued a decision that while interchange is not illegal per se, MasterCard’s current multilateral interchange fee (“MIF”) arrangement for cross border payment card transactions with MasterCard and Maestro branded consumer credit and debit cards in the European Union are in breach of competition law. MasterCard was required by the decision to withdraw the relevant cross-border MIFs (i.e. set these fees to zero) by 21 June 2008.

MasterCard appealed against the decision to the European Court of First Instance on 1 March 2008, and the RBS Group has intervened in the appeal proceedings. In addition, in Summer 2008, MasterCard announced various changes to its scheme arrangements. The European Commission was concerned that these changes might be used as a means of circumventing the requirements of the infringement decision. In April 2009 MasterCard agreed an interim settlement on the level of cross-border MIF with the European Commission pending the outcome of the appeal process and, as a result, the European Commission has advised it will no longer investigate the non-compliance issue (although MasterCard is continuing with its appeal).

Notes (continued)

9. Investigations (continued)

Multilateral interchange fees (continued)

Visa’s cross-border MIFs were exempted in 2002 by the European Commission for a period of five years up to 31 December 2007 subject to certain conditions. On 26 March 2008, the European Commission opened a formal inquiry into Visa’s current MIF arrangements for cross border payment card transactions with Visa branded debit and consumer credit cards in the European Union and on 6 April 2009 the European Commission announced that it had issued Visa with a formal Statement of Objections. At the same time Visa announced changes to its interchange levels and introduced some changes to enhance transparency. There is no deadline for the closure of the inquiry. However on 26 April 2010 Visa announced it had reached an agreement with the EC as regards immediate cross border debit card MIF rates only.

In the UK, the OFT has carried out investigations into Visa and MasterCard domestic credit card interchange rates. The decision by the OFT in the MasterCard interchange case was set aside by the Competition Appeal Tribunal (the “CAT”) in June 2006. The OFT’s investigations in the Visa interchange case and a second MasterCard interchange case are ongoing. On 9 February 2007, the OFT announced that it was expanding its investigation into domestic interchange rates to include debit cards. In January 2010 the OFT advised that it did not anticipate issuing a Statement of Objections prior to the European Court’s judgment, although it has reserved the right to do so if it considers it appropriate.

The outcome of these investigations is not known, but they may have an impact on the consumer credit industry in general and, therefore, on the RBS Group’s business in this sector.

Payment Protection Insurance

Having conducted a market study relating to Payment Protection Insurance (“PPI”), on 7 February 2007 the OFT referred the PPI market to the Competition Commission (“CC”) for an in-depth inquiry. The CC published its final report on 29 January 2009 and announced its intention to order a range of remedies, including a prohibition on actively selling PPI at point of sale of the credit product (and for 7 days thereafter), a ban on single premium policies and other measures to increase transparency (in order to improve customers’ ability to search and improve price competition). Barclays Bank PLC subsequently appealed certain CC findings to the CAT. On 16 October 2009, the CAT handed down a judgment quashing the ban on selling PPI at the point of sale of credit products and remitted the matter back to the CC for review. On 14 May 2010, the CC published its Provisional Decision following its review of remedies in the PPI market indicating that the CC still intends to impose a prohibition on selling PPI at point of sale of the credit product and considers that the other remedies it proposed in 2009 are still needed. The CC’s current Administrative Timetable is to publish a supplementary final report by late September/October 2010 and it will then give further consideration to its full range of recommended remedies and a draft order to implement them during Autumn 2010.

Notes (continued)

9. Investigations (continued)

Payment Protection Insurance (continued)

The Financial Services Authority (“FSA”) has been conducting a broad industry thematic review of PPI sales practices and in September 2008, the FSA announced that it intended to escalate its level of regulatory intervention. Substantial numbers of customer complaints alleging the mis-selling of PPI policies have been made to banks and to the Financial Ombudsman Service (“FOS”) and many of these are being upheld by the FOS against the banks.

Following unsuccessful negotiations with the industry, the FSA issued consultation papers on PPI complaint handling and redress in September 2009 and again in March 2010. The FSA published its final policy statement on 10 August 2010 and firms are required to implement the measures contained in it by 1 December 2010. These measures, which the FSA has said reflect its serious concerns about widespread weaknesses in previous PPI selling practices and the industry’s poor handling of PPI complaints, relate to the assessment and, where appropriate, redress of PPI complaints.

Separately, discussions continue between the FSA and the RBS Group in respect of concerns expressed by the FSA over certain categories of historical PPI sales.

Personal current accounts

On 16 July 2008, the OFT published the results of its market study into Personal Current Accounts (“PCA”) in the United Kingdom. The OFT found evidence of competition and several positive features in the personal current account market but believes that the market as a whole is not working well for consumers and that the ability of the market to function well has become distorted.

On 7 October 2009, the OFT published a follow-up report summarising the initiatives agreed between the OFT and personal current account providers to address the OFT’s concerns about transparency and switching, following its market study. Personal current account providers will take a number of steps to improve transparency, including providing customers with an annual summary of the cost of their account and making charges prominent on monthly statements. To improve the switching process, a number of steps are being introduced following work with BACS, the payment processor, including measures to reduce the impact on consumers of any problems with transferring direct debits.

On 22 December 2009, the OFT published a further report in which it stated that it continued to have significant concerns about the operation of the personal current account market in the United Kingdom, in particular in relation to unarranged overdrafts, and that it believed that fundamental changes are required for the market to work in the best interests of bank customers. The OFT stated that it would discuss these issues intensively with banks, consumer groups and other organisations, with the aim of reporting on progress by the end of March 2010. On 16 March 2010 the OFT announced that it had secured agreement from the banks on four industry-wide initiatives, namely minimum standards on the operation of opt-outs from unarranged overdrafts, new working groups on information sharing with customers, best practice for PCA customers in financial difficulties and incurring charges, and PCA providers to publish their policies on dealing with PCA customers in financial difficulties. The OFT also announced its plan to conduct six-monthly ongoing reviews, to fully review the market again in 2012 and to undertake a brief analysis on barriers to entry.

Notes (continued)

9. Investigations (continued)

Personal current accounts (continued)

On 26 May 2010, the OFT announced its review of barriers to entry. The review concerns retail banking for individuals and small and medium size enterprises (up to £25 million turnover) and will look at products which require a banking licence to sell, mortgages, loan products and, where appropriate, other products such as insurance or credit cards where cross-selling may facilitate entry or expansion.

The OFT called for evidence by 8 July 2010, and the RBS Group has submitted a response. The OFT anticipates that its report will be available in Autumn 2010. At this stage, it is not possible to estimate the impact of the OFT’s report and recommendations regarding barriers to entry upon the RBS Group, if any.

Equity underwriting

On 10 June 2010, the OFT announced its intention to conduct a market study into equity underwriting and related services. It intends to look at three key issues: (i) the provision of underwriting and related services: this will focus on the level of competition in the market at the time advisers and underwriters are appointed by companies and how the services are sold; (ii) how underwriting services are purchased: this will focus on the level of information issuing companies have and are provided with and what incentives they may have in making their decisions; and (iii) how the regulatory environment affects the provision of underwriting services. The OFT will look at the rules that govern the role of professional advisers and other firms and whether they facilitate or hinder competition. Before it formally commences work on the market study, the OFT asked for views on scope by 9 July 2010. The OFT then proposes to commence the market study at some point over summer 2010 with the aim of concluding the initial phase of work by the end of 2010. The RBS Group is engaged in the OFT market study and it is not possible to estimate with any certainty what impact this study may have on the RBS Group, its business or results of operations.

Independent Commission on Banking

On 16 June 2010, HM Treasury published the terms of reference for the Government’s Independent Commission on Banking (“ICB”). The ICB will consider the structure of the United Kingdom banking sector and will look at structural and non-structural measures to reform the banking system and to promote competition. It is mandated to formulate policy recommendations with a view to: (i) reducing systemic risk in the banking sector, including an analysis of the risk posed by banks of different size, scale and function; (ii) mitigating moral hazard in the banking sector; (iii) reducing the likelihood and impact of a bank’s failure; and (iv) promoting competition in retail and investment banking with a view to ensuring that the needs of banks’ customers are served efficiently and considering the extent to which large banks can gain competitive advantage from being seen as “too big to fail”. The ICB reports to the Cabinet Committee on Banking and is required to produce a final report by the end of September 2011. At this stage it is not possible to estimate the impact of the ICB’s report and recommendations upon the RBS Group, if any.

Notes (continued)

9. Investigations (continued)

Securitisation and collateralised debt obligation business

The New York State Attorney General has issued subpoenas to a wide array of participants in the securitisation and securities industry, focusing on the information underwriters obtained as part of the due diligence process from the independent due diligence firms. RBS Securities Inc. has produced documents requested by the New York State Attorney General, principally related to loans that were pooled into one securitisation transaction and will continue to co-operate with the investigation. More recently, the Massachusetts Attorney General has issued a subpoena to RBS Securities Inc. seeking information related to residential mortgage lending practices and sales and securitisation of residential mortgage loans. These respective investigations are in the early stages and therefore it is difficult to predict the potential exposure from any such investigations. The ultimate parent company and its subsidiaries are co-operating with these various investigations and requests.

Other investigations

In the UK, the OFT has been investigating the RBS Group for alleged conduct in breach of Article 101 of the Treaty on the Functioning of the European Union and/or the Chapter 1 prohibition of the Competition Act 1998 relating to the provision of loan products to professional services firms. The ultimate parent company and its subsidiaries co-operated fully with the OFT’s investigation and on 30 March 2010 the OFT announced that it had arrived at an early resolution agreement with the RBS Group by which the RBS Group will pay a (discounted) fine of approximately £28.6 million and admit a breach in competition law relating to the provision of loan products to professional services firms.

In April 2009 the FSA notified the RBS Group that it was commencing a supervisory review of the acquisition of ABN AMRO in 2007 and the 2008 capital raisings and an investigation into conduct, systems and controls within the Global Banking & Markets division of the RBS Group. The ultimate parent company and its subsidiaries are co-operating fully with this review and investigation.

In November 2009, the FSA informed the RBS Group that it was commencing an investigation into certain aspects of the policies of, and training and controls within, certain of the RBS Group’s UK subsidiaries relating to compliance with UK Money Laundering Regulations 2007 during the period from December 2007 to December 2008. The RBS Group and its subsidiaries have co-operated fully with this investigation. On 2 August 2010, the FSA issued a Decision Notice to the relevant RBS Group subsidiaries, indicating that the investigation had found that, during the relevant period, the RBS Group failed to establish and maintain appropriate policies and processes to prevent funds or financial services being made available to the financial sanctions targets which are on the official lists published by the UK Government as part of the UK’s financial sanctions regime (known as the Treasury List).

The issues which gave rise to this action by the FSA were self-identified by the RBS Group and were notified to the FSA early in 2009. Remedial actions also commenced early in 2009.

The RBS Group has agreed a settlement of this matter with the FSA as part of which it will pay a fine amounting to £5.6 million reflecting a discount applicable to early settlement.

Notes (continued)

9. Investigations (continued)

Other investigations (continued)

In March 2010, the FSA notified the RBS Group that it was commencing an investigation into aspects of complaint handling relating to RBS plc and NatWest retail bank products and services. The RBS Group and its subsidiaries are co-operating fully with this investigation.

In July 2010, the FSA notified the RBS Group that it was commencing an investigation into the sale by Coutts & Co of ALICO (American Life Insurance Company) Premier Access Bond Enhanced Variable Rate Fund to customers between 2001 and 2008 as well as its subsequent review of those sales. The RBS Group and its subsidiaries are co-operating fully with this investigation.

In the United States, the RBS Group and certain subsidiaries have received requests for information from various governmental agencies, self-regulatory organisations, and state governmental agencies including in connection with sub-prime mortgages and securitisations, collateralised debt obligations and synthetic products related to sub-prime mortgages. In particular, during March 2008, the RBS Group was advised by the US Securities and Exchange Commission that it had commenced a non-public, formal investigation relating to the RBS Group’s United States sub-prime securities exposures and United States residential mortgage exposures. The ultimate parent company and its subsidiaries are co-operating with these various requests for information and investigations.

10. The Financial Services Compensation Scheme

The Financial Services Compensation Scheme (FSCS) is the UK’s compensation fund of last resort for customers of authorised financial services firms. It is funded through management expenses levies and compensation levies on authorised firms. The management expenses levy is subject to an annual limit; the limit for 2010/11 has been set at £1 billion. There are also limits to the amounts the FSCS can levy in a financial year for compensation payments; for deposits the limit is currently £1.84 billion; costs in excess of this threshold would be shared more widely.

In relation to protected deposits, each participant contributes towards FSCS levies in proportion to its share of such deposits on 31 December of the year preceding the scheme year (which runs from 1 April to 31 March). The FSCS also has the power to impose exit levies on firms who cease to be participants in the scheme to reflect the contributions which they would otherwise have been obliged to make.

The FSCS has obtained funding from HM Treasury to meet compensation for customers of Bradford & Bingley, Heritable Bank, Kaupthing Singer & Friedlander, Landsbanki Islands ‘Icesave’ and London Scottish Bank. Under the terms of the borrowings, to the extent that they are not repaid by 31 March 2012, an amortisation schedule will be agreed between HM Treasury and the FSCS based upon expected recovery and levy amounts, taking into account market conditions at that time. There is no obligation for the FSCS to raise compensation cost levies in relation to these defaults before 31 March 2012. No provision has been made for such compensation levies as the amounts are not yet known.

Notes (continued)

11. Bank levy

In his 22 June 2010 budget statement, the Chancellor announced that the UK Government will introduce an annual bank levy from 1 January 2011. The levy will be charged on total liabilities and equity excluding: Tier 1 capital; insured retail deposits; repos secured on sovereign debt; and policyholder liabilities of retail insurance businesses within banking groups. The rate proposed is 0.07%; there will be a lower rate of 0.04% in 2011. There will also be a reduced rate for longer-maturity wholesale funding (more than one year remaining to maturity) to be set at 0.02% rising to 0.035%; half the main rate. The levy will apply to the consolidated balance sheet of the Group. As full details of the levy are not yet finalised - HM Treasury has recently issued a consultation paper - the Group is unable at this stage to estimate reliably the contributions it will be required to make.

12. Related party transactions

Related party transactions in the half year ended 30 June 2010 were similar in nature to those for the year ended 31 December 2009.

Full details of the Group’s related party transactions for the year ended 31 December 2009 are included in the Group’s 2009 Annual Report and Accounts.

13. Statutory accounts

Financial information contained in this document does not constitute statutory accounts within the meaning of section 435 of the Companies Act 2006 (“the Act”). The statutory accounts for the year ended 31 December 2009 have been filed with the Registrar of Companies. The report of the auditors on those statutory accounts was unqualified, did not draw attention to any matters by way of emphasis and did not contain a statement under section 498(2) or (3) of the Act.

14. Auditors’ review

The interim results for the half year ended 30 June 2010 have been reviewed by the Group’s auditors, Deloitte LLP and their review report is set out on pages 25 to 26.

15. Date of approval

The interim results for the half year ended 30 June 2010 were approved by the Board of directors on 26 August 2010.

16. Post balance sheet events

On 4 August 2010 RBS Group announced that it had agreed to sell 318 branches and associated assets and liabilities to Santander UK for a premium of £350 million to net assets at closing. The consideration will be paid in cash and is subject to certain closing adjustments. The transaction includes 311 Royal Bank of Scotland-branded branches in England and Wales; seven NatWest-branded branches in Scotland; the retail and SME customer accounts attached to these branches; the Direct SME business; and certain mid-corporate businesses. The separation and transfer process will take 12-18 months and the transaction is currently expected to be completed by December 2011.

Notes (continued)

16. Post balance sheet events (continued)

On 6 August 2010 RBS Group announced that it had agreed to sell a controlling 80.01% interest in Global Merchant Services (GMS) to a consortium of Advent International and Bain Capital for a price based on an enterprise value of up to £2.025 billion, subject to regulatory and other conditions. At the request of the buyer, the Group will hold a minority stake in the new GMS group of 19.99% . As part of the agreement, RBS Group will continue to promote and refer the GMS product suite as a valuable part of its offering to customers.

Independent review report to National Westminster Bank Plc

We have been engaged by National Westminster Bank Plc (“the Company”) to review the condensed financial statements in the half-yearly financial report for the six months ended 30 June 2010 which comprise the condensed consolidated income statement, the condensed consolidated statement of comprehensive income, the condensed consolidated balance sheet, the condensed consolidated statement of changes in equity, the condensed consolidated cash flow statement and related notes 1 to 16 (the “condensed financial statements”). We have read the other information contained in the half-yearly financial report and considered whether it contains any apparent misstatements or material inconsistencies with the information in the condensed financial statements.

This report is made solely to the Company in accordance with the International Standard on Review Engagements (UK and Ireland) 2410 ‘Review of Interim Financial Information Performed by the Independent Auditor of the Entity’ issued by the Auditing Practices Board. Our work has been undertaken so that we might state to the Company those matters we are required to state to them in an independent review report and for no other purpose. To the fullest extent permitted by law, we do not accept or assume responsibility to anyone other than the Company, for our review work, for this report, or for the conclusions we have formed.

Directors’ responsibilities

The half-yearly financial report is the responsibility of, and has been approved by, the directors. The directors are responsible for preparing the half-yearly financial report in accordance with the Disclosure and Transparency Rules of the United Kingdom’s Financial Services Authority.

As disclosed in note 2, the annual financial statements of the Group are prepared in accordance with IFRSs as adopted by the European Union. The condensed financial statements included in this half-yearly financial report have been prepared in accordance with International Accounting Standard 34, ‘Interim Financial Reporting’, as adopted by the European Union.

Our responsibility

Our responsibility is to express to the Company a conclusion on the condensed financial statements in the half-yearly financial report based on our review.

Scope of review

We conducted our review in accordance with International Standard on Review Engagements (UK and Ireland) 2410, ‘Review of Interim Financial Information Performed by the Independent Auditor of the Entity’ issued by the Auditing Practices Board for use in the United Kingdom. A review of interim financial information consists of making inquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with International Standards on Auditing (UK and Ireland) and consequently does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.

Conclusion

Based on our review, nothing has come to our attention that causes us to believe that the condensed financial statements in the half-yearly financial report for the six months ended 30 June 2010 are not prepared, in all material respects, in accordance with International Accounting Standard 34 as adopted by the European Union and the Disclosure and Transparency Rules of the United Kingdom’s Financial Services Authority.

Deloitte LLP

Chartered Accountants and Statutory Auditors

Edinburgh, United Kingdom

26 August 2010

Principal risks and uncertainties

Most of the principal risks and uncertainties facing the RBS Group also apply to the Group and are discussed in this section. References in this section to ‘the company’ refer to the ultimate holding company.

Set out below are certain risks and uncertainties which could affect the RBS Group’s future results and cause them to be materially different from expected results. The RBS Group’s results are also affected by competition and other factors. The factors discussed in this report should not be regarded as a complete and comprehensive statement of all potential risks and uncertainties.

The company and its United Kingdom bank subsidiaries may face the risk of full nationalisation or other resolution procedures under the Banking Act 2009 and under such circumstances shareholders may lose the full value of their shares.

HM Treasury, the Bank of England and the FSA (together, the “Authorities”) have extensive powers under the Banking Act 2009 to stabilise United Kingdom banks, building societies and other institutions with permission to accept deposits pursuant to Part IV of the Financial Services and Markets Act 2000 (“FSMA”) as part of the special resolution regime implemented by the Banking Act 2009. The stabilisation options available to the Authorities comprise private sector transfer, transfer to a ‘bridge bank’ established by the Bank of England and nationalisation of the relevant entity or its United Kingdom incorporated holding company. The Authorities also have powers to modify contractual arrangements in certain circumstances and powers for HM Treasury to disapply or modify laws (with possible retrospective effect) to enable the powers under the Banking Act 2009 to be used effectively.

The purpose of the stabilisation options is to address the situation where all or part of the business of a relevant entity has encountered, or is likely to encounter, financial difficulties. The stabilisations options may only be exercised if certain conditions are satisfied, which include that the FSA is satisfied that a relevant entity is failing, or is likely to fail, to satisfy the conditions which an FSA-authorised institution must satisfy in order to retain its authorisation to perform regulated activities. One stabilisation option is for HM Treasury to take the parent company of a relevant entity (such as RBSG) into temporary public ownership if certain conditions are satisfied.

If RBSG were transferred into temporary public ownership, HM Treasury or the Bank of England may (depending on the stabilisation option adopted) exercise extensive transfer powers in respect of securities issued by RBSG (the “Securities”) and its property, rights and liabilities. Exercise of these powers could involve taking various actions in relation to any securities issued by RBSG without the consent of holders of such securities. If RBSG were taken into temporary public ownership and a partial transfer of its or any relevant entity’s business (including RBS plc’s and NatWest’s) were effected, or if a relevant entity (such as RBS plc or NatWest) were made subject to the special resolution regime and a partial transfer of its business to another entity were effected, the transfer may directly affect RBSG and/or other Group companies by creating, modifying or cancelling their contractual arrangements with a view to ensuring the provision of such services and facilities as are required to enable the bridge bank or private sector purchaser to operate the transferred business effectively.

There can be no assurance that the taking of any such actions would not adversely affect the ability of RBSG to satisfy its obligations under the securities issued by it or related contracts. Furthermore, the nature and mix of the assets and liabilities not transferred may adversely affect RBS plc’s or NatWest’s financial condition and increase the risk that RBS plc or NatWest may eventually become subject to administration or insolvency proceedings pursuant to the Banking Act 2009. Where the transfer powers are effected, HM Treasury is required to make certain compensation or resolution fund orders and holders of securities may have a claim for compensation under one of the compensation schemes currently existing under, or contemplated by, the Banking Act if any action is taken in respect of the securities. However, there can be no assurance that holders of the securities would thereby recover compensation promptly and/or equal to any loss actually incurred.

The RBS Group’s businesses, earnings and financial condition have been and will continue to be affected by the global economy and instability in the global financial markets.

The outlook for the global economy over the near to medium term remains challenging, particularly in the United Kingdom, the United States and other European economies. The global financial system has yet to fully overcome the difficulties which first manifested themselves in August 2007 and financial market conditions have not yet fully normalised. Such conditions, alone or in combination with regulatory changes or actions of other market participants, may cause the RBS Group to incur losses or to experience further reductions in business activity, increased funding costs and funding pressures, lower share prices, decreased asset values, additional write-downs and impairment charges and lower profitability.

The performance of the RBS Group may be affected by economic conditions impacting euro-zone member states. For example, the financial problems experienced by the government of Greece may lead to Greece’s issuing significant volumes of debt, which may in turn reduce demand for debt issued by financial institutions and corporate borrowers. This could adversely affect the RBS Group’s access to the debt capital markets and may increase the RBS Group’s funding costs, having a negative impact on the RBS Group’s earnings and financial condition. In addition, euro-zone countries in which the RBS Group operates will be required to provide financial assistance to Greece, which may in turn have a negative impact on the financial condition of those EU member states. Should the economic conditions facing Greece be replicated in other euro-zone member states, the risks above would be exacerbated.

The RBS Group was required to obtain State Aid approval from the European Commission for the aid given to the RBS Group by HM Treasury and for the RBS Group’s State Aid restructuring plan, and the RBS Group is subject to a variety of risks as a result of implementing this plan.

The RBS Group was required to obtain State Aid approval for the aid given to the RBS Group by HM Treasury as part of the placing and open offer undertaken by RBSG in December 2008, the issuance of £25.5 billion of B Shares in the capital of RBSG (“B Shares”), a contingent commitment by HM Treasury to subscribe for up to an additional £8 billion of B Shares if certain conditions are met and the RBS Group’s participation in the Asset Protection Scheme (the “APS”). The prohibition on the making of discretionary dividend (including preference shares and B Shares) or coupon payments on existing hybrid capital instruments for a two-year period commencing on 30 April 2010 will prevent RBSG, RBS and other Group companies (other than companies in the RBS Holdings NV group, which are subject to different restrictions) from paying dividends on their preference shares and coupons on other tier 1 securities, and RBSG from paying dividends on its ordinary shares, for the same duration, and it may impair the RBS Group’s ability to raise new tier 1 capital through the issuance of ordinary shares and other securities.

It is possible a third party could challenge the State Aid approval decision in the European Courts. The RBS Group does not believe that any such challenge would be likely to succeed but, if it were to succeed, the European Commission would need to reconsider its decision, which might result in an adverse outcome for the RBS Group, including a prohibition or amendment to some or all of the terms of the State Aid. The European Commission could also impose conditions that are more disadvantageous, potentially materially so, to the RBS Group than those in the State Aid restructuring plan. The RBS Group is subject to a variety of risks as a result of implementing the State Aid restructuring plan, including risks relating to the disposals required by the plan and the loss of existing customers, deposits and other assets and the potential for realising additional associated revenues and margins that it otherwise might have achieved in the absence of such disposals.

The implementation of the State Aid restructuring plan may also result in disruption to the retained business and give rise to significant strain on management, employee, operational and financial resources and may result in the emergence of one or more new viable competitors or a material strengthening of one or more of the RBS Group’s competitors in the RBS Group’s markets.

The RBS Group’s ability to implement its strategic plan depends on the success of the RBS Group’s refocus on its core strengths and the balance sheet reduction programme arising out of its non-core restructuring plan and the State Aid restructuring plan.

In light of the changed global economic outlook, the RBS Group is engaged in a financial and core business restructuring which is focused on achieving appropriate risk-adjusted returns under these changed circumstances, reducing reliance on wholesale funding and lowering exposure to capital intensive businesses. A key part of this restructuring is the programme to run down and sell the RBS Group’s non-core assets and the continued review of the RBS Group’s portfolio to identify further disposals of certain non-core assets. The ability to dispose of assets and the price achieved for such disposals is dependent on prevailing economic and market conditions, which may remain challenging. Disposals may be subject to conditions precedent, such as approvals and consents, and the RBS Group may be subject to certain transaction risks, liabilities and restrictions in connection with disposals.  Furthermore, in the context of implementing the State Aid restructuring plan, the RBS Group is subject to certain timing and other restrictions which may result in the sale of assets at prices below those which the RBS Group would have otherwise agreed had the RBS Group not been required to sell such assets as part of the State Aid restructuring plan or if such sale were not subject to the restrictions contained in the terms of the State Aid conditions.

The extensive organisational restructuring may adversely affect the RBS Group’s business, results of operations and financial condition.

The RBS Group is engaged in extensive organisational restructuring involving the allocation of assets identified as non-core assets and businesses to a separate Non-Core division, and the run down and sale of those assets over a period of time. In addition, to comply with State Aid clearance, the RBS Group agreed to undertake a series of measures to be implemented over a four-year period from December 2009, which include disposing of certain of the RBS Group’s businesses. In order to implement these restructurings, various businesses and divisions within the RBS Group will be re-organised, transferred or sold, or potentially merged with other businesses and divisions within the RBS Group. The RBS Group may experience a high degree of business interruption, significant restructuring charges, delays in implementation, and significant strain on management, employee, operational and financial resources.

Lack of liquidity is a risk to the RBS Group’s business and its ability to access sources of liquidity has been, and will continue to be, constrained.

Since 2008, credit markets worldwide have experienced a severe reduction in liquidity and term funding. During this time, the market perception of bank credit risk has changed significantly and banks that are deemed by the market to be riskier have issued debt at a premium to the cost of debt for banks that are perceived by the market as being safer. The uncertainty regarding the perception of credit risk across different banking groups has also led to reductions in inter-bank lending, restricting the RBS Group’s access to traditional sources of liquidity. In addition, in common with other banking groups, the RBS Group has also experienced pressures to increase the average maturity of its wholesale funding. An increase in the maturity of wholesale funding has the effect of increasing the RBS Group’s overall cost of funding.

The RBS Group’s liquidity management focuses on maintaining a diverse and appropriate funding strategy for its assets, controlling the mismatch of maturities and carefully monitoring its undrawn commitments and contingent liabilities. While money market conditions improved during the course of 2009, with the RBS Group seeing a material reduction of funding from central banks and the issuance of non-government guaranteed term debt, further tightening of credit markets could have a negative impact on the RBS Group.

Governmental support schemes may be subject to cancellation, change or withdrawal or may fail to be renewed, which may have a negative impact on the availability of funding in the markets in which the RBS Group operates.

To the extent government support schemes are cancelled, changed or withdrawn in a manner which diminishes their effectiveness, or to the extent such schemes fail to generate additional liquidity or other support in the relevant markets, the RBS Group may continue to face limited access to, have insufficient access to, or incur higher costs associated with, funding alternatives.

The financial performance of the RBS Group has been and will be affected by borrower credit quality.

Risks arising from changes in credit quality and the recoverability of loans and amounts due from counterparties are inherent in a wide range of the RBS Group’s businesses. Whilst some economies stabilised over the course of 2009, the RBS Group may continue to see adverse changes in the credit quality of its borrowers and counterparties, for example, as a result of their inability to refinance their debts, with increasing delinquencies, defaults and insolvencies across a range of sectors (such as the personal and financial institution sectors) and in a number of geographies (such as the United Kingdom, the United States and the rest of Europe, particularly Ireland).

The actual or perceived failure or worsening credit of the RBS Group’s counterparties has adversely affected and could continue to adversely affect the RBS Group.

The RBS Group’s ability to engage in routine funding transactions with counterparties in the financial industry, including brokers and dealers, commercial banks, investment banks, mutual and hedge funds, other institutional clients and sovereign counterparties has been and will continue to be adversely affected by the actual or perceived failure or worsening credit of these counterparties. Many of these transactions expose the RBS Group to credit risk in the event of default of the RBS Group’s counterparty or client and the RBS Group does have significant exposures to certain individual counterparties (including counterparties in certain weakened sectors and markets).

The RBS Group’s earnings and financial condition have been, and its future earnings and financial condition may continue to be, affected by depressed asset valuations resulting from poor market conditions.

Financial markets continue to be subject to significant stress conditions, where steep falls in perceived or actual asset values have been accompanied by a severe reduction in market liquidity. Severe market events resulted in the RBS Group recording large write-downs on its credit market exposures in 2007, 2008 and 2009. Any deterioration in economic and financial market conditions could lead to further impairment charges and write-downs. Moreover, market volatility and illiquidity make it difficult to value certain of the RBS Group’s exposures. The value ultimately realised by the RBS Group may be materially different from the current or estimated fair value.

The value or effectiveness of any credit protection that the RBS Group has purchased from monoline and other insurers and other market counterparties (including credit derivative product companies) depends on the value of the underlying assets and the financial condition of the insurers and such counterparties.

The RBS Group has credit exposure arising from over-the-counter derivative contracts, mainly credit default swaps (CDSs), which are carried at fair value. Since 2007, the actual and perceived creditworthiness of monoline and other insurers and other market counterparties (including credit derivative product companies) has deteriorated rapidly, and this may continue. As a result, the RBS Group may recognise further credit valuation adjustments on the credit protection bought from these counterparties under the CDSs in addition to those already recorded.

Changes in interest rates, foreign exchange rates, credit spreads, bond, equity and commodity prices, and other market factors have significantly affected and will continue to affect the RBS Group’s business.

Some of the most significant market risks the RBS Group faces are interest rate, foreign exchange rate, credit spread, bond, equity and commodity price risks. Changes in interest rate levels, yield curves and spreads may affect the interest rate margin realised between lending and borrowing costs. Changes in currency rates, particularly in the sterling-US dollar and sterling-euro exchange rates, affect the value of assets, liabilities, income and expenses denominated in foreign currencies and the earnings reported by the RBS Group’s non-UK subsidiaries and may affect income from foreign exchange dealing. The performance of financial markets may affect bond, equity and commodity prices and, therefore, cause changes in the value of the RBS Group’s investment and trading portfolios.

The RBS Group’s borrowing costs and its access to the debt capital markets depend significantly on its and the United Kingdom Government’s credit ratings.

RBSG, RBS plc and other Group members have been subject to a number of credit rating downgrades in the recent past. Any future reductions in the long-term or short-term credit ratings of the company or one of its principal subsidiaries (particularly RBS plc) would further increase its borrowing costs, require the RBS Group to replace funding lost due to the downgrade, which may include the loss of customer deposits, and may also limit the RBS Group’s access to capital and money markets and trigger additional collateral requirements, and adversely affect the RBS Group’s access to liquidity and its competitive position, increase its funding costs and have a negative impact on the RBS Group’s earnings and financial condition. Furthermore, given the extent of the United Kingdom Government ownership and support provided to the RBS Group through HM Treasury’s guarantee scheme, any downgrade in the United Kingdom Government’s credit ratings could adversely affect the credit ratings of Group companies and may have the effects noted above.

The RBS Group’s business performance could be adversely affected if its capital is not managed effectively or if there are changes to capital adequacy and liquidity requirements.

The RBS Group is required by regulators in the United Kingdom, the United States and in other jurisdictions in which it undertakes regulated activities, to maintain adequate capital resources. The maintenance of adequate capital is also necessary for the RBS Group’s financial flexibility in the face of continuing turbulence and uncertainty in the global economy. Changes to capital adequacy and liquidity requirements in the jurisdictions in which it operates may require the RBS Group to raise additional tier 1 and tier 2 capital by way of further issuances of securities and could result in existing tier 1 and tier 2 securities issued by the RBS Group ceasing to count towards the RBS Group’s regulatory capital.

The requirement to raise additional core tier 1 capital could have a number of negative consequences for RBSG and its shareholders, including impairing RBSG’s ability to pay dividends on or make other distributions in respect of ordinary shares and diluting the ownership of existing shareholders of RBSG. In addition, pursuant to the State Aid approval, should the RBS Group’s Core Tier 1 capital ratio decline to below 5 per cent. at any time before 31 December 2014, or should the RBS Group fall short of its funded balance sheet target level (after adjustments) for 31 December 2013 by £30 billion or more, the RBS Group will be required to reduce its risk-weighted assets by a further £60 billion in excess of its plan through further disposals of identifiable businesses and their associated assets. Any changes that limit the RBS Group’s ability to manage effectively its balance sheet and capital resources going forward (including, for example, reductions in profits and retained earnings as a result of write-downs or otherwise, increases in risk-weighted assets, delays in the disposal of certain assets or the inability to syndicate loans) or access to funding sources, could have a material adverse impact on its financial condition and regulatory capital position.

The value of certain financial instruments recorded at fair value is determined using financial models incorporating assumptions, judgements and estimates that may change over time or may ultimately not turn out to be accurate.

To establish the value of financial instruments recorded at fair value, the RBS Group relies on quoted market prices or, where the market for a financial instrument is not sufficiently active, internal valuation models. These valuation models are complex, and the assumptions, judgements and estimates the RBS Group is required to make often relate to matters that are inherently uncertain, such as expected cash flows, the ability of borrowers to service debt, residential and commercial property price appreciation and depreciation, and relative levels of defaults and deficiencies. Valuations in future periods, reflecting prevailing market conditions, may result in further significant changes in the fair values of these instruments.

The RBS Group operates in markets that are highly competitive and consolidating. If the RBS Group is unable to perform effectively, its business and results of operations will be adversely affected.

The consolidation that took place in 2008 and 2009 among banking institutions in the United Kingdom, the United States and throughout Europe continues to change the competitive landscape for banks and other financial institutions. This consolidation, in combination with the introduction of new entrants into the United Kingdom and United States markets from other European and Asian countries, could increase competitive pressures on the RBS Group. Furthermore, increased government ownership of, and involvement in, banks generally may have an impact on the competitive landscape in the major markets in which the RBS Group operates. Such factors may cause the RBS Group to experience stronger competition for corporate, institutional and retail clients and greater pressure on profit margins. Future disposals and restructurings by the RBS Group and the compensation structure and restrictions imposed on the RBS Group may also have an impact on its ability to compete effectively.

As a condition to HM Treasury support, the RBS Group agreed to certain undertakings which may serve to limit the RBS Group’s operations.

In connection with the First Placing and Open Offer Agreement and the Second Placing and Open Offer Agreement and the RBS Group’s accession to the APS and the issuance of £25.5 billion of B Shares, the RBS Group gave certain undertakings including (i) certain lending commitments in relation to United Kingdom residential mortgage lending, lending to SMEs in the United Kingdom and lending to larger commercial and industrial companies in the United Kingdom until 2011, (ii) regulating management remuneration and (iii) regulating the rate of growth of the RBS Group’s balance sheet.

The RBS Group has also agreed to certain other commitments, which are material for the structure of the RBS Group and its operations, under the State Aid restructuring plan approved by the European Commission in relation to State Aid. In addition, the RBS Group, together with HM Treasury, has agreed with the European Commission a prohibition on the making of discretionary dividends (including on preference shares and B Shares) or coupon payments on existing hybrid capital for a two-year period from 30 April 2010. The RBS Group has also agreed to certain other undertakings in the Acquisition and Contingent Capital Agreement. These undertakings may serve to limit the RBS Group’s operations.

The RBS Group could fail to attract or retain senior management, which may include members of the Board, or other key employees, and it may suffer if it does not maintain good employee relations.

The RBS Group’s ability to implement its strategy depends on the ability and experience of its senior management, which may include directors, and other key employees. The RBS Group’s future success will also depend on its ability to attract, retain and remunerate highly skilled and qualified personnel competitively with its peers. This cannot be guaranteed, particularly in light of heightened regulatory oversight of banks and heightened scrutiny of, and (in some cases) restrictions placed upon, management compensation arrangements, in particular those in receipt of Government funding (such as RBSG). The deferral and claw-back provisions implemented by the RBS Group may impair the ability of the RBS Group to attract and retain suitably qualified personnel in various parts of the RBS Group’s businesses. The failure to attract or retain a sufficient number of appropriately skilled personnel could place the RBS Group at a significant competitive disadvantage and prevent the RBS Group from successfully implementing its strategy, which could have a material adverse effect on the RBS Group’s financial condition and results of operations. As the RBS Group implements cost-saving initiatives and disposes of, or runs down, certain assets or businesses (including as part of its expected restructuring plans), there can be no assurance that the RBS Group will be able to maintain good relations with its employees or employee representative bodies in respect of all matters. As a result, the RBS Group may experience strikes or other industrial action from time to time.

Each of the RBS Group’s businesses is subject to substantial regulation and oversight. Any significant regulatory developments could have an effect on how the RBS Group conducts its business and on its results of operations and financial condition.

The RBS Group is subject to financial services laws, regulations, corporate governance requirements, administrative actions and policies in each location in which it operates. All of these are subject to change, particularly in the current market environment, where there have been unprecedented levels of government intervention, and changes to the regulations governing financial institutions and reviews of the industry, including nationalisations in the United Kingdom, the United States and other European countries since 2008.

Although it is difficult to predict with certainty the effect that recent regulatory developments will have on the RBS Group, the enactment of legislation and regulations in the United Kingdom, the other parts of Europe in which the RBS Group operates and the United States (such as a bank levy in the United Kingdom or the Dodd-Frank Wall Street Reform and Consumer Protection Act in the United States) may result in an increase in the RBS Group’s capital requirements and costs and have an adverse impact on how the RBS Group conducts its business, on the products and services it offers, on the value of its assets and on its results of operations and financial condition.

The RBS Group’s results have been and could be further adversely affected in the event of goodwill impairment.

Acquired goodwill is recognised initially at cost and subsequently at cost less any accumulated impairment losses. The RBS Group tests goodwill for impairment annually or more frequently when events or circumstances indicate that it might be impaired. An impairment test involves comparing the recoverable amount (the higher of the value in use and fair value less cost to sell) of an individual cash generating unit with its carrying value. The value in use and fair value of the RBS Group’s cash generating units are affected by market conditions and the performance of the economies in which the RBS Group operates. Where the RBS Group is required to recognise a goodwill impairment, it is recorded in the RBS Group’s income statement, although it has no effect on the RBS Group’s regulatory capital position.

The RBS Group may be required to make further contributions to its pension schemes if the value of pension fund assets is not sufficient to cover potential obligations.

Pensions risk is the risk that liabilities of the RBS Group’s various defined benefit pension schemes which are long-term in nature will exceed the schemes’ assets, as a result of which the RBS Group is required or chooses to make additional contributions to the schemes. Given the current economic and financial market difficulties and the prospect that they may continue over the near and medium term, the RBS Group may experience increasing pension deficits or be required or elect to make further contributions to its pension schemes and such deficits and contributions could be significant.

The RBS Group is and may be subject to litigation and regulatory investigations that may impact its business.

The RBS Group’s operations are diverse and complex and it operates in legal and regulatory environments that expose it to potentially significant litigation, regulatory investigation and other regulatory risk. As a result, the RBS Group is, and may in the future be, involved in various disputes, legal proceedings and regulatory investigations in the United Kingdom, the European Union, the United States and other jurisdictions, including class action litigation, anti-money laundering and sanctions compliance investigations and review by the European Commission under State Aid rules. These are subject to many uncertainties, and their outcomes are often difficult to predict. Adverse regulatory action or adverse judgments in litigation could result in restrictions or limitations on the RBS Group’s operations or result in a material adverse effect on the RBS Group’s reputation or results of operations.

Operational risks are inherent in the RBS Group’s operations.

The RBS Group’s operations are dependent on the ability to process a very large number of transactions efficiently and accurately while complying with applicable laws and regulations where it does business. Operational risk and losses can result from internal and external fraud, errors by employees or third parties, failure to document transactions properly or to obtain proper authorisation, failure to comply with applicable regulatory requirements and conduct of business rules (including those arising out of anti-money laundering and anti-terrorism legislation, as well as the provisions of applicable sanctions programmes), equipment failures, natural disasters or the inadequacy or failure of systems and controls, including those of the RBS Group’s suppliers or counterparties. Although the RBS Group has implemented risk controls and loss mitigation actions, it is not possible to be certain that such actions have been or will be effective in controlling each of the operational risks faced by the RBS Group.

The RBS Group is exposed to the risk of changes in tax legislation and its interpretation and to increases in the rate of corporate and other taxes in the jurisdictions in which it operates.

The RBS Group’s activities are subject to tax at various rates around the world computed in accordance with local legislation and practice. Action by governments to increase tax rates or to impose additional taxes or to restrict the tax reliefs currently available to the RBS Group would reduce the RBS Group’s profitability. Revisions to tax legislation or to its interpretation might also affect the RBS Group’s results in the future. On 22 June 2010, the United Kingdom Government announced a number of changes and possible changes to United Kingdom law that could reduce the RBS Group’s profitability including an increase in the standard rate of value added tax from 17.5 per cent. to 20 per cent. from January 2011, the introduction of a banking levy from January 2011 and the possible introduction of a financial activities tax.

HM Treasury (or UKFI on its behalf) may be able to exercise a significant degree of influence over the RBS Group.

Although HM Treasury has indicated that it intends to respect the commercial decisions of the RBS Group and that the RBS Group will continue to have its own independent board of directors and management team determining its own strategy, should its current intentions change, HM Treasury’s position as a majority shareholder (and UKFI’s position as manager of this shareholding) means that HM Treasury or UKFI may be able to exercise a significant degree of influence over, among other things, the election of directors and the appointment of senior management. In addition, as the provider of the APS, HM Treasury has a range of rights that other shareholders do not have.

The offer or sale by the United Kingdom Government of all or a portion of its stake in RBSG could affect the market price of the Securities and related securities.

The United Kingdom Government currently holds approximately 68 per cent. of the issued ordinary share capital of RBSG. On 22 December 2009, RBSG issued £25.5 billion of B Shares to the United Kingdom Government. The B Shares are convertible, at the option of the holder at any time, into ordinary shares. The United Kingdom Government has agreed that it shall not exercise rights of conversion in respect of the B Shares if and to the extent that following any such conversion it would hold more than 75 per cent. of the total issued shares in RBSG. The United Kingdom Government may sell all or a part of the ordinary shares that it owns at any time. Offers or sales by the United Kingdom Government of a substantial number of ordinary shares or securities convertible or exchangeable into ordinary shares, or an expectation that it may undertake such an offer or sale, could affect prevailing market prices for the Securities and related securities.

The RBS Group’s operations have inherent reputational risk.

Reputational risk is inherent in the RBS Group’s business. Negative public opinion can result from the actual or perceived manner in which the RBS Group conducts its business activities, from the RBS Group’s financial performance, from the level of direct and indirect government support or from actual or perceived practices in the banking and financial industry. Negative public opinion may adversely affect the RBS Group’s ability to keep and attract customers and, in particular, corporate and retail depositors.

In the United Kingdom and in other jurisdictions, the RBS Group is responsible for contributing to compensation schemes in respect of banks and other authorised financial services firms that are unable to meet their obligations to customers.

In the United Kingdom, the Financial Services Compensation Scheme is the United Kingdom’s statutory fund of last resort for customers of authorised financial services firms. It is funded by levies on firms authorised by the FSA, including the RBS Group. To the extent that other jurisdictions where the RBS Group operates have introduced or plan to introduce similar compensation, contributory or reimbursement schemes (such as in the United States with the Federal Deposit Insurance Corporation). The RBS Group may incur additional costs and liabilities.

The RBS Group’s business and earnings may be affected by geopolitical conditions.

The performance of the RBS Group is significantly influenced by the geopolitical and economic conditions in the countries in which it operates. The RBS Group has a presence in countries where its businesses could be exposed to the risk of business interruption and economic slowdown following the outbreak of a pandemic, or the risk of sovereign default following the assumption by governments of the obligations of private sector institutions. Similarly, the RBS Group faces the heightened risk of trade barriers, exchange controls and other measures taken by sovereign governments which may impact a borrower’s ability to repay. Terrorist acts and threats and the response to them of governments in any of these countries could also adversely affect levels of economic activity and have an adverse effect upon the RBS Group’s business.

The restructuring plan for RBS Holdings N.V. is complex and may not realise the anticipated benefits for the RBS Group.

In 2007, the RBS Group acquired an interest, through RFS Holdings B.V., in ABN AMRO Holding N.V. (which was renamed RBS Holdings N.V. on 1 April 2010). The restructuring of RBS Holdings N.V. is complex involving substantial reorganisation of RBS Holdings N.V.’s operations and legal structure. The restructuring plan is being implemented and significant elements have been completed within the planned timescales and the integration of the RBS Group’s businesses continues. As the RBS Group does not own 100 per cent. of RFS Holdings B.V. and as certain of the assets of RFS Holdings B.V. are owned indirectly by the Dutch State and Banco Santander S.A., the RBS Group may experience delays in implementing the planned integration of the businesses of RFS Holdings N.V. which are owned by the RBS Group and such integration may place a strain on management, employee, operational and financial resources. Any such delays may also restrict the ability of the RBS Group to realise the expected benefits of the acquisition. In addition, the RBS Group may not realise the benefits of the acquisition or the restructuring when expected or to the extent projected. Any of these events may have a negative impact on the RBS Group’s financial condition and results of operations.

The recoverability and regulatory capital treatment of certain deferred tax assets recognised by the RBS Group depends on the RBS Group’s ability to generate sufficient future taxable profits and there being no adverse changes to tax legislation, regulatory requirements or accounting standards.

In accordance with IFRS, the RBS Group has recognised deferred tax assets on losses available to relieve future profits from tax only to the extent that it is probable that they will be recovered. The deferred tax assets are quantified on the basis of current tax legislation and accounting standards and are subject to change in respect of the future rates of tax or the rules for computing taxable profits and allowable losses. Failure to generate sufficient future taxable profits or changes in tax legislation or accounting standards may reduce the recoverable amount of the recognised deferred tax assets. On 22 June 2010, the United Kingdom Government announced a proposed staged reduction in the rate of United Kingdom corporation tax from 28 per cent. to 24 per cent. over a four-year period commencing in April 2011. Such changes in tax rate would reduce the recoverable amount of the recognised deferred tax assets. There is currently no restriction in respect of deferred tax assets recognised by the RBS Group for regulatory purposes. Changes in regulatory capital rules may restrict the amount of deferred tax assets that can be recognised and such changes could lead to a reduction in the RBS Group’s core tier 1 capital ratio.

Risks relating to the RBS Group’s participation in the Asset Protection Scheme, the B Shares, the Contingent B Shares and the Dividend Access Share

Owing to the complexity, scale and unique nature of the APS and the uncertainty surrounding the duration and severity of the recent economic recession, there may be unforeseen issues and risks that are relevant in the context of the RBS Group’s participation in the APS and in the impact of the APS on the RBS Group’s business, operations and financial condition. In addition, the assets or exposures to be covered by the APS may not be those with the greatest future losses or with the greatest need for protection.

Since the APS is a unique form of credit protection over a complex range of diversified assets and exposures (the “Covered Assets”) in a number of jurisdictions and there is significant uncertainty about the duration and severity of the recent economic recession, there may be unforeseen issues and risks that may arise as a result of the RBS Group’s participation in the APS and the impact of the APS on the RBS Group’s business, operations and financial condition cannot be predicted with certainty. Such issues or risks may have a material adverse effect on the RBS Group. Moreover, the RBS Group’s choice of assets or exposures to be covered by the APS was based on predictions at the time of its accession to the APS regarding the performance of counterparties and assumptions about market dynamics and asset and liability pricing, all or some of which may prove to be inaccurate. There is, therefore, a risk that the Covered Assets will not be those with the greatest future losses or with the greatest need for protection and, as a result, the RBS Group’s financial condition, income from operations and the value of any Securities may still suffer due to further impairments and credit write-downs.

There is no assurance that the RBS Group’s participation in the APS and the issue of £25.5 billion of B Shares and, if required, the £8 billion Contingent B Shares will achieve the RBS Group’s goals of improving and maintaining the RBS Group’s capital ratios in the event of further losses. Accordingly, the RBS Group’s participation in the APS and the issue of £25.5 billion of B Shares and, if required, the £8 billion Contingent B Shares may not improve market confidence in the RBS Group and the RBS Group may still face the risk of full nationalisation or other resolution procedures under the Banking Act.

The RBS Group’s participation in the APS, together with the issue of £25.5 billion of B Shares in December 2009 and, if required, the £8 billion Contingent B Shares (as defined below), has improved its consolidated capital ratios. In the event that the RBS Group’s Core Tier 1 capital ratio declines to below 5 per cent., and if certain conditions are met, HM Treasury is committed to subscribe (the “Contingent Subscription”) for up to an additional £8 billion of B Shares (the “Contingent B Shares”) and, in connection with such subscription, would receive further enhanced dividend rights under the associated series 1 dividend access share in the capital of RBSG (the “Dividend Access Share”). However, the RBS Group remains exposed to a substantial first loss amount of £60 billion (net of recoveries) in respect of the Covered Assets and for 10 per cent. of Covered Assets losses after the first loss amount. In addition, the assets or exposures covered by the APS may not be those with the greatest future losses or with the greatest need for protection. Moreover, the RBS Group continues to carry the risk of losses, impairments and write-downs with respect to assets not covered by the APS. Therefore, there can be no assurance that any regulatory capital benefits and the additional Core Tier 1 capital will be sufficient to maintain the RBS Group’s capital ratios at the requisite levels in the event of further losses and there can be no assurance that this would improve market confidence in the RBS Group.

If the RBS Group is unable to improve its capital ratios sufficiently or to maintain its capital ratios in the event of further losses, its business, results of operations and financial condition will suffer, its credit ratings may fall, its ability to lend and access funding will be further limited and its cost of funding may increase. The occurrence of any or all of such events may cause the price of the ordinary shares and other securities to decline substantially and may result in intervention by the Authorities, which could include full nationalisation or other resolution procedures under the Banking Act. In that case, any compensation payable to holders of the Securities would be subject to the provisions of the Banking Act, and investors may receive no value for their Securities.

In the event that the RBS Group’s Core Tier 1 capital ratio declines to below 5 per cent., HM Treasury is committed to subscribe for up to an additional £8 billion of Contingent B Shares if certain conditions are met. If such conditions are not met, and RBSG is unable to issue the £8 billion Contingent B Shares, the RBS Group may be unable to find alternative methods of obtaining protection for stressed losses against severe or prolonged recessionary periods in the economic cycle and improving its capital ratios, with the result that the RBS Group may face increased risk of full nationalisation or other resolution procedures under the Banking Act.

In the event that the RBS Group’s Core Tier 1 capital ratio declines to below 5 per cent., HM Treasury is committed to subscribe for up to an additional £8 billion of Contingent B Shares if certain specified conditions are met. If such conditions are not met and are not waived by HM Treasury, and RBSG is unable to issue the £8 billion Contingent B Shares, the RBS Group may be unable to find alternative methods of obtaining protection for stressed losses against severe or prolonged recessionary periods in the economic cycle and improving its capital ratios, with the result that the RBS Group may face increased risk of full nationalisation or other resolution procedures under the Banking Act.

In these circumstances, if RBSG is unable to issue the £8 billion Contingent B Shares, the RBS Group will need to assess its strategic and operational position and will be required to find alternative methods for achieving the requisite capital ratios. Such methods could include an accelerated reduction in risk-weighted assets, disposals of certain businesses, increased issuance of Tier 1 capital securities, increased reliance on alternative government-supported liquidity schemes and other forms of government assistance. If RBSG is unable to issue the £8 billion Contingent B Shares, the RBS Group’s business, results of operations, financial condition and capital position and ratios will suffer, its credit ratings may drop, its ability to lend and access funding will be further limited and its cost of funding may increase. The occurrence of any or all of such events may cause the price of the Securities to decline substantially and may result in intervention by the Authorities or other regulatory bodies in the other jurisdictions in which the RBS Group operates, which could include full nationalisation, other resolution procedures under the Banking Act or revocation of permits and licences necessary to conduct the RBS Group’s businesses. Any compensation payable to holders of Securities would be subject to the provisions of the Banking Act, and investors may receive no value for their Securities.

The RBS Group may have included Covered Assets that are ineligible (or that later become ineligible) for protection under the APS. Protection under the APS may be limited or may cease to be available where Covered Assets are not correctly or sufficiently logged or described, where a Covered Asset is disposed of (in whole or in part) prior to a Trigger, where the terms of the APS do not apply or are uncertain in their application, where the terms of the protection itself potentially give rise to legal uncertainty, where certain criminal conduct has or may have occurred or where a breach of bank secrecy, confidentiality, data protection or similar laws may occur. In addition, certain assets included in the APS do not satisfy the eligibility requirements of the Scheme Documents. In each case this would reduce the anticipated benefits to the RBS Group of the APS.

The Covered Assets comprise a wide variety and a very large number of complex assets and exposures. As a result of the significant volume, variety and complexity of assets and exposures and the resulting complexity of the APS, there is a risk that the RBS Group may have included assets or exposures within the Covered Assets that are not eligible for protection under the APS, with the result that such assets or exposures may not be protected by the APS. Furthermore, if Covered Assets are not correctly or sufficiently logged or described, protection under the APS may not be available or may be limited. If a Covered Asset is disposed of prior to the occurrence of a failure to pay, a bankruptcy or a restructuring, as described in the UK Asset Protection Scheme Terms and Conditions (the “Scheme Conditions”) in respect of that Covered Asset (a “Trigger”), the RBS Group will also lose protection under the APS in respect of that disposed asset or, if the Covered Asset is disposed of in part, in respect of that disposed part of the Covered Asset or in some circumstances all of the Covered Asset, in each case with no rebate of the fee payable to HM Treasury, unless an agreement otherwise is reached with HM Treasury at the relevant time. Moreover, since the terms of the credit protection available under the APS are broad, general, complex, and in some instances, operationally restrictive, certain Scheme Conditions may not apply to particular assets, exposures or operational scenarios or their applicability may be uncertain. In addition, many of these provisions applied from 31 December 2008 and therefore may not have been complied with between this date and the date of the RBS Group’s accession to the APS on 22 December 2009. In each case this may result in a loss or reduction of protection. There are certain limited terms and conditions of the Scheme Conditions which are framed in such a way that may give rise to a lack of legal certainty.

Furthermore, if a member of the RBS Group becomes aware after due and reasonable enquiry that there has been any material or systemic criminal conduct on the part of the RBS Group (including its directors, officers and employees) relating to or affecting any of the Covered Assets, some or all of those assets may cease to be protected by the APS. HM Treasury may also require the withdrawal or RBS may itself consider it necessary to withdraw Covered Assets held in certain jurisdictions where disclosure of certain information to HM Treasury may result in a breach of banking secrecy, confidentiality, data protection or similar laws. In addition, certain derivative and structured finance assets were included in the APS which, for technical reasons, do not currently satisfy, or are anticipated at some stage not to satisfy, the eligibility requirements specified in the documents relating to the APS (“Scheme Documents”). RBS and HM Treasury have reached agreement in principle on all major eligibility issues under the Scheme Documents. During the six months ended 30 June 2010, the RBS Group initiated the withdrawal of £2.9 billion of derivative assets from the APS, the status of which had been the subject of a difference of opinion between RBS and HM Treasury.  These withdrawals have since been agreed in principle with HM Treasury.

The eligibility requirement issues and withdrawals from the APS remain subject to the agreement of final legal documentation between RBS and HM Treasury, which is expected to be in the third quarter of 2010.

The effect of (i) failures to be eligible and/or to log or correctly describe Covered Assets, (ii) disposals of Covered Assets prior to a Trigger, (iii) the uncertainty of certain Scheme Conditions and the exclusion of certain assets and exposures from the APS and potential lack of legal certainty, (iv) the occurrence of material or systemic criminal conduct on the part of RBS or its representatives relating to or affecting Covered Assets or breach of banking secrecy, confidentiality, data protection or similar laws, (v) failure or potential failure of HM Treasury and RBS to reach agreement in respect of whether (and if so, to what extent) cover should extend to certain ineligible assets and (vi) failure or potential failure of HM Treasury and RBS to reach agreement on the classifications of some structured credit assets included in the APS, may (or, in respect of assets which HM Treasury and RBS have agreed are ineligible, will) impact the enforceability and/or level of protection available to the RBS Group and may materially reduce the protection anticipated by the RBS Group for its stressed losses. Further, there is no ability to nominate additional or alternative assets or exposures in place of those which turn out not to be covered under the APS. If the RBS Group is then unable to find alternative methods for improving and maintaining its capital ratios, its business, results of operations and financial condition will suffer, its credit ratings may drop, its ability to lend and access funding will be further limited and its cost of funding may increase. The occurrence of any or all of such events may cause the price of the Securities to decline substantially and may result in intervention by the Authorities, which could include full nationalisation or other resolution procedures under the Banking Act. Any compensation payable to holders of Securities would be subject to the provisions of the Banking Act, and investors may receive no value for their Securities.

During the life of the APS, certain or all of the Covered Assets may cease to be protected due to a failure to comply with continuing obligations under the APS, reducing the benefit of the APS to the RBS Group.

The RBS Group is subject to limitations on actions it can take in respect of the Covered Assets and certain related assets and to extensive continuing obligations under the Scheme Conditions relating to governance, asset management, audit and reporting. The RBS Group’s compliance with the Scheme Conditions is dependent on its ability to (i) implement efficiently and accurately new approval processes and reporting, governance and management systems in accordance with the Scheme Conditions and (ii) comply with applicable laws and regulations where it does business. Operational risk in the context of the APS may result from errors by employees or third-parties, failure to document transactions or procedures properly or to obtain proper authorisations in accordance with the Scheme Conditions, equipment failures or the inadequacy or failure of systems and controls. Since the RBS Group’s operational systems were not originally designed to facilitate compliance with these extensive continuing obligations, there is a risk that the RBS Group will fail to comply with a number of these obligations. This risk is particularly acute in the period immediately following the APS becoming effective. Certain of the reporting requirements, in particular, are broad in their required scope and challenging in their required timing. There is, as a result, a real possibility that the RBS Group, at least initially, will not be able to achieve full compliance.

Where the RBS Group is in breach of its continuing obligations under the Scheme Conditions in respect of any of the Covered Assets, related assets or other obligations, or otherwise unable to provide or verify information required under the APS within the requisite time periods, recovery of losses under the APS may be adversely impacted, may lead to an indemnity claim and HM Treasury may in addition have the right to exercise certain step-in rights, including the right to require the RBS Group to appoint a step-in manager who may exercise oversight, direct management rights and certain other rights including the right to modify certain of the RBS Group’s strategies, policies or systems.

Therefore, there is a risk that Covered Assets in relation to which the RBS Group has failed to comply with its continuing obligations under the Scheme Conditions, will not be protected or fully protected by the APS. As there is no ability to nominate additional or alternative assets or exposures for cover under the APS, the effect of such failures will impact the level of protection available to the RBS Group and may reduce or eliminate in its entirety the protection anticipated by the RBS Group for its stressed losses, in which case its business, results of operations and financial condition will suffer, its credit ratings may drop, its ability to lend and access funding will be further limited and its cost of funding may increase. The occurrence of any or all of such events may cause the price of the Securities to decline substantially and may result in intervention by the Authorities, which could include full nationalisation or other resolution procedures under the Banking Act. Any compensation payable to holders of Securities would be subject to the provisions of the Banking Act, and investors may receive no value for their Securities.

The Scheme Conditions may be modified by HM Treasury in certain prescribed circumstances, which could result in a loss or reduction in the protection provided under the APS in relation to certain Covered Assets, increased costs to the RBS Group in respect of the APS or limitations on the RBS Group’s operations.

HM Treasury may, following consultation with the RBS Group, modify or replace certain of the Scheme Conditions in such a manner as it considers necessary (acting reasonably) to achieve certain specified objectives. Such modifications or replacements may be retrospective and may result in a loss of or reduction in the protection expected by the RBS Group under the APS in relation to certain Covered Assets, an increase in the risk weightings of the Covered Assets, a material increase in the continuing reporting obligations or asset management conditions applicable to the RBS Group under the Scheme Conditions or a material increase in the expenses incurred or costs payable by the RBS Group under the APS. Modifications by HM Treasury of the Scheme Conditions could result in restrictions or limitations on the RBS Group’s operations. The consequences of any such modifications by HM Treasury are impossible to quantify and are difficult to predict and may have a material adverse effect on the RBS Group’s financial condition and results of operations.

Owing to the complexity of the APS and possible regulatory capital developments, the operation of the APS and the issue of £25.5 billion of B Shares and, if required, the £8 billion Contingent B Shares may fail to achieve the desired effect on the RBS Group’s regulatory capital position. This may mean the RBS Group’s participation in the APS and the issuance of £25.5 billion of B Shares and, if required, the £8 billion Contingent B Shares does not improve market confidence in the RBS Group sufficiently or at all. This may result in the RBS Group facing the risk of full nationalisation or other resolution procedures under the Banking Act.

One of the key objectives of the APS and the issuance of £25.5 billion of B Shares in December 2009 and, if required, the £8 billion Contingent B Shares was to improve capital ratios at a consolidated level for the RBS Group and at an individual level for certain relevant Group members. The RBS Group has entered and may in the future enter into further back-to-back arrangements with Group members holding assets or exposures to be covered by the APS in order to ensure the capital ratios of these entities are also improved by virtue of the APS. As the APS and certain of the associated back-to-back arrangements are a unique form of credit protection over a complex range of diversified Covered Assets in a number of jurisdictions, there is a risk that the interpretation of the relevant regulatory capital requirements by one or more of the relevant regulatory authorities may differ from that assumed by the RBS Group, with the result that the anticipated improvement to the RBS Group’s capital ratios will not be fully achieved. There is a further risk that, given that the current regulatory capital requirements and the regulatory bodies governing these requirements are subject to unprecedented levels of review and scrutiny both globally and locally, regulatory capital treatment that differs from that assumed by the RBS Group in respect of the APS, the treatment of the B Share issuance or the back-to-back arrangement may also occur because of changes in law or regulation, regulatory bodies or interpretation of the regulatory capital regimes applicable to the RBS Group and/or the APS and/or the B Shares and/or the back-to-back arrangements described above. If participation in the APS and the issuance of £25.5 billion of B Shares and, if required, the £8 billion Contingent B Shares are not sufficient to maintain the RBS Group’s capital ratios, this could cause the RBS Group’s business, results of operations and financial condition to suffer, its credit rating to drop, its ability to lend and access to funding to be further limited and its cost of funding to increase.

The occurrence of any or all of such events may cause the price of the Securities to decline substantially and may result in intervention by the Authorities, which could include full nationalisation or other resolution procedures under the Banking Act. Any compensation payable to holders of Securities would be subject to the provisions of the Banking Act and investors may receive no value for their Securities.

The costs of the RBS Group’s participation in the APS may be greater than the amounts received thereunder.

The costs of participating in the APS incurred by the RBS Group to HM Treasury include a fee of £700 million per annum, payable in advance for the first three years of the APS and £500 million per annum thereafter until the earlier of (i) the date of termination of the APS and (ii) 31 December 2099. The fee may be paid in cash or, subject to HM Treasury consent, by the waiver of certain United Kingdom tax reliefs that are treated as deferred tax assets (pursuant to three agreements which provide the right, at RBSG’s option, subject to HM Treasury consent, to satisfy all or part of the annual fee in respect of the APS and £8 billion of Contingent B Shares, and the exit fee payable in connection with any termination of the RBS Group’s participation in the APS, by waiving the right to certain United Kingdom tax reliefs that are treated as deferred tax assets (“Tax Loss Waiver”)) or be funded by a further issue of B Shares to HM Treasury. The RBS Group has paid in cash the fee of £1.4 billion in respect of 2009 and 2010.

On termination of the RBS Group’s participation in the APS, the fees described in the risk factor below headed “The RBS Group may have to repay any net pay-outs made by HM Treasury under the APS in order to terminate its participation in the APS” will apply. Furthermore, the RBS Group may be subject to additional liabilities in connection with the associated intra group arrangements. Significant costs either have been or will also be incurred in (i) establishing the APS (including a portion of HM Treasury’s costs), (ii) implementing the APS, including building the RBS Group’s internal system, ongoing management and administration costs including the costs of complying with extensive governance, reporting, auditing and other continuing obligations of the APS, (iii) the cost of complying with the asset management objective which is generally applied at all times to the Covered Assets and will require increased lending in certain circumstances and (iv) paying the five-year annual fee for the £8 billion of Contingent B Shares of £320 million less any available deductions (payable in cash or, with HM Treasury’s consent, by waiving certain United Kingdom tax reliefs that are treated as deferred tax assets (pursuant to the Tax Loss Waiver), or funded by a further issue of B Shares to HM Treasury).

In addition, there will be ongoing expenses associated with compliance with the Scheme Conditions, including RBSG’s and HM Treasury’s professional advisers’ costs and expenses. These expenses are expected to be significant due to the complexity of the APS, the need to enhance the RBS Group’s existing systems in order to comply with reporting obligations required by the APS and the RBS Group’s obligations under the Scheme Conditions to pay HM Treasury’s and its advisers’ costs in relation to the APS. In addition, the RBS Group has certain other financial exposures in connection with the APS including (i) an obligation to indemnify HM Treasury, any governmental entity or their representatives and (ii) for the minimum two-year period from a Trigger until payment is made by HM Treasury under the APS, exposure to the funding costs of retaining assets and exposures on its balance sheet whilst receiving interest based on a rate reflecting HM Treasury’s costs of funds. The aggregate effect of the joining, establishment and operational costs of the APS and the on-going costs and expenses, including professional advisers’ costs, may significantly reduce or even eliminate the anticipated amounts to be received by the RBS Group under the APS.

The amounts received under the APS (which amounts are difficult to quantify precisely) may be less than the costs of participation, as described above. There are other, non-cash, anticipated benefits of the RBS Group’s participation, which include the regulatory capital benefits referred to above and the potential protection from future losses, which are themselves also difficult to quantify.

The RBS Group may have to repay any net pay-outs made by HM Treasury under the APS in order to terminate its participation in the APS.

During its participation in the APS, RBS will pay an annual participation fee to HM Treasury, as set out above. The directors of RBSG may, in the future, conclude that the cost of this annual fee, in combination with the other costs of the RBS Group’s participation in the APS, outweighs the benefits of the RBS Group’s continued participation and therefore that the RBS Group’s participation in the APS should be terminated. However, in order to terminate the RBS Group’s participation in the APS, the RBS Group must have FSA approval and pay an exit fee which is an amount equal to (a) the larger of (i) the cumulative aggregate fee of £2.5 billion and (ii) 10 per cent. of the annual aggregate reduction in Pillar I capital requirements in respect of the assets covered by the APS up to the time of exit less (b) the aggregate of the annual fees paid up to the date of exit. Pursuant to the Accession Agreement and the Tax Loss Waiver, subject to HM Treasury consent, all or part of the fee to exit the APS (but not the refund of the net payments the RBS Group has received from HM Treasury under the APS) may be paid by the waiver of certain United Kingdom tax reliefs that are treated as deferred tax assets. In the event that the RBS Group has received payments from HM Treasury under the APS in respect of losses on any Covered Assets in respect of which a Trigger occurs (“Triggered Assets”), it must either negotiate a satisfactory exit payment to exit the APS, or absent such agreement, refund to HM Treasury any net payments made by HM Treasury under the APS in respect of losses on the Triggered Assets.

The effect of the payment of the exit fee and potentially the refund of the net pay-outs it has received from HM Treasury under the APS may significantly reduce or even eliminate the anticipated further regulatory capital benefits to the RBS Group of its participation in the APS and could have an adverse impact on the RBS Group’s financial condition and results of operation or result in a loss of value in the Securities. Alternatively, if the RBS Group is unable to repay to HM Treasury in full the exit fee and potentially the net pay-outs it has received under the APS and, therefore, is unable to terminate its participation in the APS, the RBS Group will be required under the Scheme Conditions to continue to pay the annual fee to HM Treasury until 31 December 2099, which could have an adverse impact on the RBS Group’s financial condition and results of operation or result in a loss of value in the Securities.

Under certain circumstances, the RBS Group cannot be assured that assets of RBS Holdings N.V. (and certain other entities) will continue to be covered under the APS, either as a result of a withdrawal of such assets or as a result of a breach of the relevant obligations.

If HM Treasury seeks to exercise its right to appoint one or more step-in managers in relation to the management and administration of Covered Assets held by RBS Holdings N.V. or its wholly-owned subsidiaries, RBS Holdings N.V. will, in certain circumstances, need to seek consent from the Dutch Central Bank to allow it to comply with such step-in. If this consent is not obtained by the date (which will be no less than 10 business days after the notice from HM Treasury) on which the step-in rights must be effective, and other options to effect compliance are not possible (at all or because the costs involved prove prohibitive), those assets would need to be withdrawn by the RBS Group from the APS where permissible under the Scheme Conditions or, otherwise, with HM Treasury consent. If the RBS Group cannot withdraw such Covered Assets from the APS, it would be likely to lose protection in respect of these assets under the APS and/or may be liable under its indemnity to HM Treasury.

If the RBS Group loses cover under the APS in respect of any Covered Asset held by RBS Holdings N.V. or its wholly-owned subsidiaries, any losses incurred on such asset will continue to be borne fully by the RBS Group and may have a material adverse impact on its financial condition, profitability and capital ratios. Similar issues apply in certain other jurisdictions but the relevant Covered Assets are of a lower quantum.

The extensive governance, asset management and information requirements under the Scheme Conditions and HM Treasury’s step-in rights may serve to limit materially the RBS Group’s operations. In addition, the market’s reaction to such controls and limitations may have an adverse impact on the price of the Securities.

Under the Scheme Conditions, the RBS Group has extensive governance, asset management, audit and information obligations aimed at ensuring (amongst other things) that (i) there is no prejudice to, discrimination against, or disproportionate adverse effect on the management and administration of Covered Assets when compared with the management and administration of other assets of the RBS Group that are outside of the APS and (ii) HM Treasury is able to manage and assess its exposure under the APS, perform any other functions within HM Treasury’s responsibilities or protect or enhance the stability of the United Kingdom financial system. Any information obtained by HM Treasury through its information rights under the APS may be further disclosed by HM Treasury to other government agencies, the United Kingdom Parliament, the European Commission, and more widely if HM Treasury determines that doing so is required, for example, to protect the stability of the United Kingdom financial system.

Moreover, HM Treasury has the right under the Scheme Conditions to appoint one or more step-in managers (identified or agreed to by HM Treasury) to exercise certain step-in rights upon the occurrence of certain specified events. The step-in rights are extensive and include certain oversight, investigation, approval and other rights, the right to require the modification or replacement of any of the systems, controls, processes and practices of the RBS Group and extensive rights in relation to the direct management and administration of the Covered Assets. If the RBS Group does not comply with the instructions of the step-in manager, once appointed, the RBS Group may lose protection under the APS in respect of all or some of the Covered Assets. Additionally pursuant to the Accession Agreement, HM Treasury has the right to require RBS to appoint one or more Special Advisers (“SOC Special Advisers”) to exercise oversight functions over certain assets in the APS.

On 18 June 2010, the Asset Protection Agency requested that RBS appoint SOC Special Advisers in relation to certain assets and business areas in order to provide additional support to the Senior Oversight Committee of RBS.

The payment obligations of HM Treasury under the Scheme Documents are capable of being transferred to any third party (provided the transfer does not affect the risk weightings the RBS Group is entitled to apply to its exposures to Covered Assets). The step-in rights, together with all other monitoring, administration and enforcement rights, powers and discretions of HM Treasury under the Scheme Documents, are capable of being transferred to any government entity.

The obligations of the RBS Group and the rights of HM Treasury may, individually or in the aggregate, impact the way the RBS Group runs its business and may serve to limit the RBS Group’s operations with the result that the RBS Group’s business, results of operations and financial condition will suffer.

Any conversion of the B Shares, in combination with any future purchase by HM Treasury of ordinary shares, would increase HM Treasury’s ownership interest in RBSG, and could result in the delisting of RBSG’s Securities.

On 22 December 2009, RBSG issued £25.5 billion of B Shares to HM Treasury. The B Shares are convertible, at the option of the holder at any time, into ordinary shares at an initial conversion price of £0.50 per ordinary share. Although HM Treasury has agreed not to convert any B Shares it holds if, as a result of such conversion, it would hold more than 75 per cent. of the ordinary shares, if HM Treasury were to acquire additional ordinary shares otherwise than through the conversion of the B Shares, such additional acquisitions could significantly increase HM Treasury’s ownership interest in RBSG to above 75 per cent. of RBSG’s ordinary issued share capital, which would put RBSG in breach of the FSA’s Listing Rules requirement that at least 25 per cent. of its issued ordinary share capital must be in public hands. Although RBSG may apply to the FSA in its capacity as the competent authority under the FSMA for a waiver in such circumstances, there is no guarantee that such a waiver would be granted, the result of which could be the delisting of RBSG from the Official List and potentially other exchanges where its Securities are currently listed and traded. In addition, HM Treasury will not be entitled to vote in respect of the B Shares or in respect of the Dividend Access Share to the extent, but only to the extent, that votes cast on such B Shares and/or on such Dividend Access Share, together with any other votes which HM Treasury is entitled to cast in respect of any other ordinary shares held by or on behalf of HM Treasury, would exceed 75 per cent. of the total votes eligible to be cast on a resolution presented at a general meeting of RBSG. In addition, holders of the B Shares will only be entitled to receive notice of and to attend any general meeting of RBSG and to speak to or vote upon any resolution proposed at such meeting if a resolution is proposed which either varies or abrogates any of the rights and restrictions attached to the B Shares or proposes the winding up of RBSG (and then in each such case only to speak and vote upon any such resolution).

A significant proportion of senior management’s time and resources will have to be committed to the APS, which may have a material adverse effect on the rest of the RBS Group’s business.

Significant senior management and key employee time and resources have to be committed to the ongoing operation of the APS, including governance, asset management and reporting and generally to ensure compliance with the Scheme Conditions. The time and resources required to be committed to the APS by the RBS Group’s senior management and other key employees places significant additional demands on senior management in addition to the time and resources required to be dedicated to the rest of the RBS Group’s business. In addition, and separately from the RBS Group’s participation in the APS, significant headcount reductions are being introduced at all levels of management in the context of a restructuring of the RBS Group. The RBS Group’s ability to implement its overall strategy depends on the availability of its senior management and other key employees. If the RBS Group is unable to dedicate sufficient senior management resources to the RBS Group’s business outside the APS, its business, results of operations and financial condition will suffer.

The cost of the Tax Loss Waiver and related undertakings is uncertain and the RBS Group may be subject to additional tax liabilities in connection with the APS.

It is difficult to value accurately the cost to the RBS Group if RBSG opts, subject to HM Treasury consent, to satisfy the annual fee in respect of both the APS and the Contingent Subscription and any exit fee (payable to terminate the RBS Group’s participation in the APS) by waiving certain United Kingdom tax reliefs that are treated as deferred tax assets pursuant to the Tax Loss Waiver. The cost will depend on unascertainable factors including the extent of future losses, the extent to which the RBS Group regains profitability and any changes in tax law. In addition to suffering greater tax liabilities in future years as a result of the Tax Loss Waiver, the RBS Group may also be subject to further tax liabilities in the United Kingdom and overseas in connection with the APS and the associated intra-group arrangements which would not otherwise have arisen. The Tax Loss Waiver provides that the RBS Group will not be permitted to enter into arrangements which have a main purpose of reducing the net cost of the Tax Loss Waiver. It is unclear precisely how these restrictions will apply, but it is possible that they may limit the operations and future post-tax profitability of the RBS Group.

In order to fulfil its disclosure obligations under the APS, the RBS Group may incur the risk of civil suits, criminal liability or regulatory actions.

The Scheme Conditions require that certain information in relation to the Covered Assets be disclosed to HM Treasury to enable HM Treasury to quantify, manage and assess its exposure under the APS. The FSA has issued notices to the RBS Group requiring the information that HM Treasury required under the Scheme Documents be provided to it through its powers under the FSMA and the Banking Act. To the extent regulated by the FSA, the RBS Group has a legal obligation to comply with these disclosure requests from the FSA. Section 19 of the Financial Services Act 2010 (“Section 19”) contains a provision enabling HM Treasury to request that a participant in the Asset Protection Scheme provide it with information that it reasonably requires in relation to the Asset Protection Scheme. HM Treasury has issued notices pursuant to Section 19 to the RBS Group to compel the disclosure of information previously required to be delivered to the FSA to be made directly to HM Treasury. However, in complying with these disclosure obligations and providing such information to the FSA or directly to HM Treasury pursuant to Section 19, the RBS Group may, in certain jurisdictions, incur the risk of civil suits or regulatory action (which could include fines) to the extent that disclosing information related to the Covered Assets results in the RBS Group breaching common law or statutory confidentiality laws, contractual undertakings, data protection laws, banking secrecy and other laws restricting disclosure. There can be no guarantee that future requests for information will not be made by the FSA, or by HM Treasury pursuant to Section 19, in the same manner. Requests made directly by HM Treasury pursuant to the terms of the APS, but not pursuant to Section 19, are likely to expose the RBS Group to a greater risk of such suits or regulatory action. Adverse regulatory action or adverse judgments in litigation could result in a material adverse effect on the RBS Group’s reputation or results of operations or result in a loss of value in the Securities. Alternatively, in order to avoid the risk of such civil suits or regulatory actions or to avoid the risk of criminal liability, the RBS Group may choose to or (in the case of criminal liability) be required to remove Covered Assets from the APS so as not to be required to disclose to HM Treasury, such information, with the result that such assets will not be protected by the APS. The effect of the removal of such Covered Assets will impact the level of protection available to the RBS Group and may materially reduce the protection anticipated by the RBS Group for its stressed losses, in which case its business, results of operations and financial condition will suffer.  Where the RBS Group discloses information to HM Treasury as set out above, HM Treasury may disclose that information to a number of third parties for certain specified purposes. Such disclosures by HM Treasury may put the RBS Group in breach of common law or statutory confidentiality laws, contractual undertakings, data protection laws, banking secrecy or other laws restricting disclosure.

Statement of directors’ responsibilities

We, the directors listed below, confirm that to the best of our knowledge:

•	the condensed set of financial statements has been prepared in accordance with IAS 34 ‘Interim Financial Reporting’;

•

the interim management report includes a fair review of the information required by DTR 4.2.7R (indication of important events during the first six months and description of principal risks and uncertainties for the remaining six months of the year); and

•	the interim management report includes a fair review of the information required by DTR 4.2.8R (disclosure of related parties’ transactions and changes therein).

By order of the Board

Philip Hampton	Stephen Hester	Bruce Van Saun
Chairman	Group Chief Executive	Group Finance Director

Board of directors

Chairman	Non-executive directors
Philip Hampton	Colin Buchan
Sandy Crombie
Executive directors	Penny Hughes
Stephen Hester	Joe MacHale
Bruce Van Saun	John McFarlane
Brendan Nelson
Art Ryan
Philip Scott

26 August 2010

Contact

Richard O’Connor	Head of Investor Relations	+44 (0) 20 7672 1758

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date:  30 August 2010

NATIONAL WESTMINSTER BANK PLC (Registrant)

By:	/s/ Jan Cargill

Name:	Jan Cargill
Title:	Deputy Secretary